SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

ANNOUNCEMENT -- ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002
PRESS RELEASE -- ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002
SUNDAY Annual Report 2002
Corporate Information
Corporate Profile
Organisation Chart
Milestones
Chairman’s Statement
Financial and Business Highlights
Management Discussion and Analysis
Corporate Governance
Board of Directors
Management Executives
Report of the Directors
Auditors’ Report
Consolidated Profit and Loss Account
Consolidated Balance Sheet
Company Balance Sheet
Statements of Changes in Shareholders' Equity
Consolidated Cash Flow Statement
Notes to the Accounts
Information for US Investors
Financial Summary
ANNOUNCEMENT -- RESIGNATION OF DIRECTOR
ANNOUNCEMENT -- NOTICE OF ANNUAL GENERAL MEETING
CIRCULAR -- GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES
Signature

     This report consists of copies of:

(i)	a public announcement in Hong Kong regarding the annual results for the year ended December 31, 2002 of the Registrant;

(ii)	a press release regarding the annual results for the year ended December 31, 2002 of the Registrant;

(iii)	an annual report for the year ended December 31, 2002 of the Registrant;

(iv)	a public announcement in Hong Kong regarding the resignation of a director of the Company with effect from March 28, 2003;

(v)	a public announcement in Hong Kong regarding the notice of 2003 Annual General Meeting of the Registrant; and

(vi)	a circular to shareholders regarding general mandates to repurchase shares and issue new shares;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002

(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7988 to US$1)

•	EBITDA increased by 135% to HK$240 million (US$31 million) before restructuring costs

•	Loss for the year decreased by 57% to HK$91 million (US$12 million) before restructuring costs

•	Subscriber numbers increased by 9% to 603,000

•	Churn rate reduced to 3.5% in December 2002

•	Stable postpaid ARPU at HK$209 (US$27)

•	10% higher productivity achieved through reduction in operating expenses

CHAIRMAN’S STATEMENT

The 2002 financial year was an important one for SUNDAY. In a competitive market, we made further improvements in both our financial performance and customer base. At the same time, we brought changes to our business that will ensure continued increases in profitability in 2003 and create a competitive platform for the new era of mobile communications that is just beginning.

Profitability

Revenue from mobile services business for the year increased, supporting strong growth in EBITDA, which more than doubled to HK$240 million excluding one-off restructuring costs. As from January 2003, SUNDAY is achieving net profit on a month-to-month basis.

The balance sheet also saw a significant improvement, with net debt at year-end declining more than we had expected as positive cash flow enabled us to cover finance costs and maintenance capital expenditure. Net debt started to reduce from the fourth quarter of 2002, and will continue to decline until maturity.

Growth in Subscribers and Data Volumes

Growth in mobile services business revenue was driven by increased subscriber numbers, which reflects the success we are beginning to achieve in our strategy of market segmentation.

In the past two years, mobile communications in Hong Kong has shifted from being a high-growth mass market to one characterised by saturation of penetration, where opportunities to increase revenues centre on delivering tailored services to well understood user groups. New data services provide us with the opportunity to do this even more effectively through enhancing the services we offer.

Our total subscriber base rose 9% over 2001 to 603,000, buoyed by the prepaid category, which we see as an attractive area of business. In this regard, it is important to note that the methodology of reporting adopted by SUNDAY is very conservative and fully accounts for all types of subscriber activations, disconnections and usage.

Average revenue per user (ARPU) was broadly flat, though showing a slight upward momentum that has reversed the down trend which had prevailed in the Hong Kong market for the preceding four years.

Growth in wireless data services was also encouraging, with short message service (SMS) volumes growing sharply, boosted by events such as the football World Cup and festivals. Multi-media messaging service (MMS) volumes also climbed following its introduction during the year. In total, data services contributed to approximately 5% of ARPU by December 2002, pointing to the great potential of data services, as the new technologies become more widely used.

Lower Churn

We made churn a priority in 2002 and succeeded in more than halving the rate from 7.8% at the start of the year to 3.5% by year-end, lowering our average acquisition cost. Again, it is emphasised that SUNDAY uses churn calculation methods that are very conservative. Considerable effort was put into retention programmes based on market research which allowed us to gain greater insight into the reasons behind customers changing service. Although churn may rise modestly in response to periodic changes in market conditions, we continue to make customer retention a priority and are confident of maintaining a tight control over churn.

Quality, Products and Services

SUNDAY’s ability to achieve revenue growth during the year also testifies to the enhancements we made to our network, customer service, as well as the new or improved products and services we introduced.

Although our cell site cost did not rise, we increased the number of cell sites by 17% to over 1,050 sites on a single GSM1800 network. This ensures a high quality of coverage and call performance for users.

Customer service quality was greatly enhanced in 2002 by the establishment of our operations centre in Shenzhen. This centre provides greater resources of high quality and higher productivity, enabling us to improve customer service through a faster and higher response rate.

SUNDAY introduced a broad range of new products and services in the fourth quarter of 2002 targeting a wide variety of consumer segments:

•	“My Album” is a one-stop-shop for personalised MMS photos, with music, voice and text to MMS-enabled handsets, as well as email and with made-to-order printouts available at over 450 Hong Kong locations.

•	“Location Based Services” enables corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis.

•	“SUNDAY Look! Hear!” features MMS entertainment through popular content downloads of celebrity photos, cartoon and comic characters and e-cards.

•	“SUNDAY Games” brings a real life “Game Store” experience to mobile handsets through new collections of Java games.

•	“Handy Workstation” is a complete mobile email and Personal Information Management (PIM) solution enabling mobile users to access corporate email accounts and up to 10 POP3/ IMAP4 Internet email accounts.

•	“ICQ for SMS” allows users to stay in touch with ICQ friends 24 hours a day through a handset with a short messaging function.

•	“MSN Mobile Messenger” allows users to send, receive and reply to instant messages from their online contacts who are using MSN Messenger on a computer or a mobile phone.

All of our service and product initiatives follow the principles laid down in our four core values of simplicity, transparency, quality and value-for-money. They should be readily useable and understandable by the customer, of high quality as regards both the product or service as well as any support services, and offered at an attractive and reasonable price.

Higher Productivity

During 2002, we put considerable emphasis on raising the Group’s productivity and to this end were successful in reducing our costs. Operating expenses before depreciation and restructuring costs fell by 10%. The successful establishment of the operations centre in Shenzhen, which offers greater cost-effectiveness, also contributed to lower costs in 2002. Further improvements in productivity resulted from major organisational changes and a reduction in the workforce during the year.

The overall reduction of operating expenses was especially significant given that SUNDAY during the year expanded the subscriber base, improved service quality and launched new services. These changes reorient the Group towards its focus on addressing the market in a more targeted manner and include the creation of teams covering product development, sales, marketing and retention focused on specific market segments rather than broad product categories. The full benefits of the Shenzhen centre and the subsequent organisational changes will accrue from 2003.

Outlook

In 2003 we will focus our attention on profitability through improving customer retention, growing the subscriber base, increasing ARPU and enhancing productivity.

Market segmentation will continue to be a strategic theme for the Group as we pursue these growth objectives. The new wireless data services and MMS interoperability introduced in the fourth quarter of 2002 are expected to provide additional revenue growth in 2003. More mobile phones supporting MMS and other data services based on GPRS technology were introduced to the market in late 2002, and this trend will continue.

We expect 2003 to continue to be a competitive year for the industry, in which SUNDAY will continue to post improved results, following the solid groundwork laid down in 2002. The continued enhancement in our financial position, together with the new orientation of our business, will position us well for the eventual roll out of our 3G service.

SUNDAY has consistently maintained that 3G would not become a significant market reality before 2004 and that the key to success in 3G services would be a cost-effective platform that delivers creative and tailored services. We have completed comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and are in active discussion with a number of vendors and financial institutions to ensure we can roll out our 3G service on schedule and on a sound commercial basis, when the time is right.

We have followed the developments in 3G around the world with close attention and are convinced that our vision and strategy remain effective. In particular, it is ever more evident that a 3G licence will be essential for success in the future and that alternative ways of delivering wireless communications services based on either older technology or mobile virtual network operations will not be competitive. We expect the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry, to the benefit of our shareholders as well as other 3G licence holders. It should now be evident that SUNDAY’s competitive strengths are becoming ever more relevant as new generation of technologies begins to transform the way people use and think about mobile communications.

Appreciation

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our bankers, advisers, suppliers and shareholders for their continued support of SUNDAY during this time of change.

RESULTS

The Directors of the Company are pleased to announce that the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31st December 2002, together with the comparative figures for the previous year, are as follows:

Condensed Consolidated Profit and Loss Account
For the year ended 31st December 2002

		2002	2002	2001
	Note	US$’000	HK$’000	HK$’000

Mobile services		156,136	1,217,677	1,165,399
Sales of mobile phones and accessories		14,783	115,291	242,901
Other services		1,247	9,722	14,093

Turnover	1	172,166	1,342,690	1,422,393
Cost of inventories sold and services provided		(42,889)	(334,485)	(469,243)

Gross profit		129,277	1,008,205	953,150
Other revenues		246	1,917	2,602
Network costs		(38,926)	(303,577)	(301,668)
Depreciation		(32,876)	(256,393)	(265,102)
Rent and related costs		(7,831)	(61,074)	(58,502)
Salaries and related costs	6	(31,273)	(243,890)	(233,202)
Advertising, promotion and other selling costs		(16,387)	(127,798)	(180,363)
Other operating costs		(7,664)	(59,765)	(80,125)

Loss from operations	1, 2	(5,434)	(42,375)	(163,210)
Interest income		456	3,553	21,592
Finance costs		(7,672)	(59,833)	(70,130)
Share of losses from joint ventures		(2,386)	(18,609)	—

Loss for the year		(15,036)	(117,264)	(211,748)

Loss per share	4	(0.5 cents)	(3.9 cents)	(7.1 cents)

EBITDA	5	27,442	214,018	101,892

Condensed Consolidated Balance Sheet
As at 31st December 2002

		2002	2002	2001
	Note	US$’000	HK$’000	HK$’000

				(restated)
Non-current assets
Fixed assets		155,652	1,213,897	1,302,633
Investment in a joint venture		426	3,322	4,940
Prepayment of 3G Licence fees	8	18,165	141,667	191,667
Restricted cash deposits		216	1,682	2,385

		174,459	1,360,568	1,501,625

Current assets
Inventories		1,282	9,995	20,448
Trade receivables	9	11,208	87,409	88,462
Prepayment of 3G Licence fees	8	6,411	50,000	50,000
Deposits, prepayments and other receivables		12,355	96,355	95,608
Restricted cash deposits		20,123	156,939	132,706
Bank balances and cash		6,357	49,577	47,328

		57,736	450,275	434,552

Current liabilities
Trade payables	10	7,225	56,348	47,932
Other payables and accrued charges		21,967	171,313	193,311
Subscriptions received in advance		15,832	123,469	145,795
Current portion of long-term loans and obligations under finance leases		30,598	238,629	196,960

		75,622	589,759	583,998

Net current liabilities		(17,886)	(139,484)	(149,446)

		156,573	1,221,084	1,352,179

Financed by:
Share capital		38,339	299,000	299,000
Reserves		47,666	371,732	488,996

Shareholders’ equity		86,005	670,732	787,996

Long-term liabilities
Long-term loans and obligations under finance leases		70,116	546,825	556,653
Subscriptions received in advance		452	3,527	7,530

		70,568	550,352	564,183

		156,573	1,221,084	1,352,179

Notes:

1.	Segment information

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories and other services.

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(loss) from operations	1,128	(38,239)	(5,264)	(42,375)

Interest income				3,553
Finance costs				(59,833)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

		Sales of
		mobile
	Mobile	phones and	Other
	services	accessories	services	Group
	2001	2001	2001	2001
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	1,165,399	242,901	14,093	1,422,393

Loss from operations	(38,127)	(52,958)	(72,125)	(163,210)

Interest income				21,592
Finance costs				(70,130)

Loss for the year				(211,748)

2.	Loss from operations

Loss from operations is stated after charging the following:

	2002	2001
	HK$’000	HK$’000

Cost of inventories sold	113,414	244,981
Depreciation:
— owned fixed assets	253,668	258,641
— leased fixed assets	2,725	6,461
Loss on disposals of fixed assets	377	1,126
Operating leases charges:
— land and buildings, including transmission sites	220,207	209,370
— leased lines	87,130	94,777
Provision for doubtful debts	31,016	19,579
Restructuring costs (note below)	26,606	—
Auditors’ remuneration
— charge for the year	850	840
— under-provision in prior year	35	—

Note:	Restructuring costs of HK$26,606,000 mainly comprised of termination benefits of HK$24,899,000 which had been included in the salaries and related costs (note 6).

3.	Taxation

No provision for Hong Kong profits tax and overseas taxation has been made as the Group has no assessable profit for the year (2001: Nil).

4.	Loss per share

(a)	Basic loss per share

The calculation of basic loss per share is based on the Group’s loss for the year of HK$117,264,000 (2001: HK$211,748,000) and the weighted average number of 2,990,000,000 shares (2001: 2,990,000,000 shares) in issue during the year.

(b)	Diluted loss per share

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended 31st December 2002 and 2001.

5.	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures. During the year, restructuring costs of HK$26,606,000 (2001: Nil) were incurred and charged to the operating expenses. EBITDA before restructuring costs amounted to HK$240,624,000 in 2002 (2001: HK$101,892,000).

6.	Salaries and related costs

Salaries and related costs for the years ended 31st December 2002 and 2001, including directors’ fees and emoluments, are as follows:

	2002	2001
	HK$’000	HK$’000

Salaries, bonuses and allowances	212,338	223,330
Retirement scheme contributions	6,653	9,872
Termination benefits	24,899	—

	243,890	233,202

7.	Restatement

In 2001, the discounted value of the Minimum Annual Fees of the mobile carrier licence to establish and maintain a third-generation (“3G”) mobile telecommunications network and to provide 3G services in Hong Kong (“3G Licence”) was recorded both as an intangible asset and as a long-term liability.

During 2002, the directors have re-evaluated the Group’s existing accounting policy for the 3G Licence and believe that it is not an appropriate treatment, as it does not reflect fully the underlying legal and financial obligations and therefore the commercial position of the Group given the provisions of the 3G Licence.

The licence fees payable prior to the launch of commercial services are regarded as integral to the development and construction of the 3G network and are deferred and included within fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G Licence or the estimated useful life of the fixed assets.

Therefore, the consolidated balance sheet as at 31st December 2001 has been restated to reflect the following adjustments:

(i)	Decrease in the intangible asset by HK$583,930,000;

(ii)	Decrease in the 3G Licence fees liability by HK$333,109,000 under long-term liabilities;

(iii)	Increase in the fixed assets by HK$9,154,000; and

(iv)	Increase in the prepayment of 3G Licence fees by HK$191,667,000 under non-current assets and HK$50,000,000 under current assets.

The directors believe that the adjustments result in a more appropriate presentation of the fees paid under the terms of the 3G Licence.

8.	Prepayment of 3G Licence fees

	2002	2001
	HK$’000	HK$’000

At 1st January	241,667	—
Addition	—	250,000
Amount capitalised as fixed assets	(50,000)	(8,333)

At 31st December	191,667	241,667
Less: Current portion included under current assets	(50,000)	(50,000)

	141,667	191,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for the 3G Licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G Licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of the 3G services and the Minimum Annual Fees (as defined in the 3G Licence) for each year of the 3G Licence. The total Minimum Annual Fees over the remaining term of the 3G Licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital of the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G Licence, the Group was required to provide a performance bond, equivalent to the 6th year’s Minimum Annual Fee due, on 22nd October 2002. On 11th October 2002, OFTA granted a one-year waiver to the Group on the submission of such performance bond.

On 22nd October 2003, the Group will be required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees due. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

9.	Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	2002	2001
	HK$’000	HK$’000

0—30 days	59,380	63,463
31—60 days	15,931	13,902
61—90 days	9,433	6,755
Over 90 days	2,665	4,342

	87,409	88,462

10.	Trade payables

The ageing analysis of the trade payables is as follows:

	2002	2001
	HK$’000	HK$’000

0—30 days	17,731	36,170
31—60 days	9,460	2,383
61—90 days	15,546	2,697
Over 90 days	13,611	6,682

	56,348	47,932

DIVIDENDS

No interim dividend was paid for the year (2001: Nil). The Directors do not recommend the payment of a final dividend for the year ended 31st December 2002 (2001: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Overview

SUNDAY achieved a significantly improved business performance during 2002, and recorded sustained growth in the subscriber base and service revenue. EBITDA of the Group for 2002 increased by 135% to HK$240 million before restructuring costs. Loss for the year decreased by 57% to HK$91 million before restructuring costs, and by 45% to HK$117 million after restructuring costs.

The Group implemented various initiatives to enhance network quality and coverage, strengthen the sales and marketing functions, and improve customer service quality during the year. Combined with the efforts made in churn reduction, ongoing cost control and business process re-engineering, the Group delivered significant improvement in operating results in 2002 with subscriber numbers, mobile revenues, average revenue per user (“ARPU”) and operating efficiencies all higher.

The Group also recorded positive cash flow of HK$129 million from operating activities in 2002 as compared with a cash outflow of HK$89 million in 2001. The positive cash flow from operating activities was sufficient to cover finance costs and maintenance capital expenditure. As at 31st December 2002, net debt was HK$577 million. Net debt started to reduce from the fourth quarter of 2002 and will continue to reduce until maturity.

Mobile Services

The mobile services business achieved sustained growth in both revenue and the subscriber base. In 2002, SUNDAY’s mobile subscriber base increased by 9% to 603,000 as compared with 2001. Revenue from mobile services business recorded a 5% increase from HK$1,165 million to HK$1,218 million.

During the year, SUNDAY implemented various initiatives to improve further its services to subscribers. The Group has enhanced the network quality and coverage, improved customer services, and strengthened the sales and marketing functions.

In 2002, the Group established a dedicated task force to monitor enhancement of its network performance. The number of cell sites increased by 17% in 2002 to over 1,050 sites to improve network quality and coverage in 2002. The high quality of the network enabled SUNDAY to be named the “Official Mobile Network Operator” at the ITU Telecom Asia 2002, a major international telecommunications event.

The Group has adopted a segmented approach to the market by providing tailor-made services targeted to different market segments. More innovative programmes aimed at clearly defined customer segments will be rolled out in 2003, which will support future growth in the mobile services business.

A number of programmes, including the “Superstar Club”, were also launched in 2002 to enhance customer care for SUNDAY subscribers in order to foster customer loyalty. The Group also introduced new billing tools, achieving greater efficiency and cost savings in billing management and providing better response to billing related inquiries from subscribers. As a result, SUNDAY received the “Outstanding Billing Implementation — Telecoms” award in Tarifica’s Billing Magazine Globe Awards 2002.

The monthly gross churn rate, calculated as a percentage of opening subscribers, reduced to 3.5% in December 2002 from 7.8% in December 2001, with the implementation of effective retention programmes and an easing of market conditions. While the churn may increase modestly in response to changes in market conditions, the Group will continue to make customer retention a priority and maintain a tight control over churn.

In addition to continued subscriber growth and significantly improved churn, ARPU has shown a modest rising trend in 2002 following increasing revenue from wireless data, reversing a trend observed during the past four years of declining ARPU. Monthly postpaid ARPU for December 2002 was HK$207 as compared with HK$205 in December 2001. Average ARPU for 2002 was HK$209 as compared with HK$219 in 2001.

The prepaid SIM cards have continued to record significant growth since their launch in 2000. Subscriber numbers grew by 57,000 or 43% to 189,000 in 2002 over 2001. ARPU from these subscribers was HK$93 in 2002, comparable to that of 2001.

The gross profit percentage of mobile services was 82% in 2002, slightly higher than that of 2001 because of decreases in connection charges.

Wireless Data Services

In 2002, SUNDAY launched a series of new wireless data applications and services based on the GPRS (general packet radio services) technology.

A new line of data services was launched in the fourth quarter of 2002, which provides subscribers with a wide array of mobile entertainment through the use of MMS (multi-media messaging) enabled terminals, offered at simple, affordable tariffs. Such services include “SUNDAY Games” for a collection of interactive games, “My Album” for personalised MMS photographs, and “SUNDAY Look!Hear!” for downloads of popular MMS content. The Group has also launched a new series of wireless communications services, the “Handy Workstations” and “ICQ for SMS”, for e-mail and instant messaging using mobile phones.

More mobile phones supporting MMS or other data services based on GPRS technology were introduced to the market in 2002, and this trend will continue in 2003. Combined with the launch of inter-operator MMS services among the six wireless operators in Hong Kong in December 2002, these should allow both the usage and revenue of wireless data services to grow at faster rates in 2003. Revenue of wireless data services accounted for approximately 5% of mobile services revenue by December 2002.

Introducing a broad range of wireless data services is an important development in providing specialised products to individual customer segments, and is a vital step to ensure a successful future with 3G.

MVNO Joint Venture with Shell

In January 2002, the Group formed a joint venture with the Shell group to operate as a mobile virtual network operator (“MVNO”) on a pilot basis. The joint venture ceased operations in September 2002 as the operating results of this pilot project indicated that MVNOs had limited potential.

Sales of Mobile Phones and Accessories

Revenue from sales of mobile phones and accessories continued to decrease, mainly owing to a reduction in sales volumes as the handset subsidy level has been significantly reduced since 2000. In consequence, while such revenue decreased by 53% to HK$115 million in 2002, the Group earned a gross profit of HK$2 million from sales of mobile phones and accessories as compared with a gross loss of HK$2 million in 2001.

Financial Review

Turnover and gross profit

Total turnover for the year declined 6% as compared with 2001 to HK$1,342 million, mainly due to a 53% decrease in revenue from the sales of mobile phones and accessories. Because the Group did not earn a profit from selling handsets in the past, the decline in revenues is favourable for the Group. Revenues from mobile services and the sales of mobile phones and accessories accounted for 91% and 8% respectively of the total turnover in 2002.

Therefore, despite the lower total turnover, however, gross profit for the Group improved by HK$55 million, or 6%, to HK$1,008 million in 2002, due to the sustained growth in the mobile services revenue, which was 5% higher at HK$1,218 million.

Operating expenses (excluding depreciation)

Before restructuring costs of HK$26 million, operating expenses (excluding depreciation) decreased by 10% to HK$770 million and fell from 73% to 63% as a percentage of mobile services revenue. After restructuring costs, operating expenses (excluding depreciation) decreased by 7% from HK$854 million in 2001 to HK$796 million in 2002. This was a direct result of reduced acquisition costs from lower churn rate and higher productivity.

The Group established an operations centre in Shenzhen in mainland China in 2002 to provide various support services to SUNDAY and better position the Group for future opportunities to provide services in China. The new centre helps reduce operating costs as well as provide higher productivity and better service quality by leveraging the lower labour costs in mainland China.

In December 2002, the Group restructured its operations to revamp the organisational structure and reprioritise functions and responsibilities. The restructuring will help the Group take advantage of the next phase in wireless communications with a lean but efficient operating structure and a more focused employee team to strive for the Group’s objective of improved profitability.

It is expected that the real benefits from this new operations centre in Shenzhen and the restructuring will be fully reflected in the Group’s 2003 results. Total one-off expenses incurred in relation to the re-location of functions to Shenzhen and the restructuring in December 2002 amounted to approximately HK$26 million, of which termination benefits, mainly severance pay and payments in lieu of notice to redundant or terminated staff were HK$25 million.

EBITDA

With the sustained growth in gross profit and reduction in operating expenses, EBITDA increased by HK$138 million, or 135%, to HK$240 million before restructuring costs. After restructuring costs, EBITDA increased by 110% to HK$214 million as compared with 2001. EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures.

Loss for the year

Loss for the year was reduced by 57% from HK$212 million in 2001 to HK$91 million before restructuring costs, and by 45% to HK$117 million after restructuring costs. The better performance was mainly attributable to the improvements in operating results as described above and partly offset by the share of losses from joint ventures.

Capital Expenditure

The Group’s 2G/2.5G mobile network is substantially complete. Capital expenditure incurred in 2002 was mainly for the ongoing enhancement of the mobile network for data services and setting up the Shenzhen operations centre. In terms of cash flow, capital expenditure payments including deposit payments for 2002 amounted to HK$69 million, direct drawdown from the revolving facility provided by a major vendor, Nortel Networks (Asia) Limited (“Nortel”), amounted to HK$49 million, and capitalised 3G Licence fees amounted to HK$50 million.

Following the investment already made by the Group to expand coverage and provide capacity for GPRS services, capital expenditure in 2003 will decline further and will be mainly for maintenance of the 2G/2.5G network. The financial impact of 3G is not expected to be felt before 2004.

Liquidity and Financial Resources#

Cash flow from operations

The Group recorded positive cash flow of HK$129 million from operating activities in 2002 as compared with a cash outflow from operations of HK$89 million in 2001. The improvement in the cash flow from operations primarily resulted from the increases in operating revenues and effective cost reductions.

Financing

In 2002, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the revolving facility from Nortel. In 2002, HK$49 million was drawn from Nortel’s revolving facility for equipment purchases, which was non-cash drawdown. On 17th May 2002 the expiry date of the revolving facility provided by Nortel was extended to 11th September 2004.

As at 31st December 2002, the outstanding bank loan and vendor loan balances were repayable in seven quarterly instalments through September 2004, and were secured by a charge over all the assets, revenues and shares of certain subsidiaries of the Company, including Mandarin Communications Limited, the main operating subsidiary. The bank loans and vendor loans bear interest at prevailing market rates.

The Group had total bank and vendor loans of HK$785 million, cash reserves of HK$208 million and an available revolving facility of HK$481 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$577 million, and the net debt-to-equity ratio was 86% as at 31st December 2002.

On 30th July 2002, the Group entered into various documents to amend its bank loans and vendor loan facilities in order to accommodate changes to the structure of the Group, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. The Directors believe that the agreed amendments to the financing documentation are beneficial to the Group.

Foreign Exchange Exposure

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December 2002, the outstanding vendor loan amounted to US$47 million and the Group had a bank deposit of US$24 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”). As at 31st December 2002, the net SDR-denominated payables were insignificant. The Group has not experienced foreign exchange movement and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Key Risks

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in the annual report with respect to SUNDAY’s corporate plans or strategies are made based on management’s assumptions and beliefs in the light of the information currently available to it.

The key risks include, with limitation, the following:

•	Increased competition may reduce market share or revenues

•	Delays in the development of handsets and network may hinder the deployment of new technologies

•	Expected benefits from investment in the networks, licences and new technologies may not be realised

•	Regulatory decisions and changes could adversely affect the Group’s business

•	ARPU may not be increased by the introduction of new services.

Employees and Share Option Scheme

The Group had a total of 683 employees as at 31st December 2002, of which 510 employees were in Hong Kong and 173 employees were in Shenzhen. Excluding the termination benefits, total salaries and related costs incurred in 2002 amounted to HK$219 million as compared with HK$233 million in 2001. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March 2000 (“Old Scheme”). On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (“New Scheme”) and the termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the New Scheme are disclosed in the Annual Report.

CORPORATE GOVERNANCE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the Company’s Articles of Association.

Further details on the subject of corporate governance of the Company are set out in the Annual Report.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 25th March 2003

http://www.sunday.com (please click Investor Relations)
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

The Company will submit all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules to the Stock Exchange on or before 8th April 2003 for publication on the Stock Exchange’s website (http:// www.hkex.com).

For Immediate Release

SUNDAY Communications Ltd
Annual Results for the year ended 31st December 2002
(Hong Kong dollar is translated to United States dollar at a rate of HK$7.7988 to US$1)

•	EBITDA increased by 135% to HK$240 million (US$31 million) before restructuring costs

•	Loss for the year decreased by 57% to HK$91 million (US$12 million) before restructuring costs

•	Subscriber numbers increased by 9% to 603,000

•	Churn rate reduced to 3.5% in December 2002

•	Stable postpaid ARPU at HK$209 (US$27)

•	10% higher productivity achieved through reduction in operating expenses

HONG KONG, 25 March 2002 — SUNDAY Communications Ltd. (SEHK: 0866; NASDAQ: SDAY) today announced its results for the 2002 financial year ending 31 December 2002. Earnings before interest, tax, depreciation, amortisation and share of losses from joint ventures (EBITDA) rose by 135% to HK$240 million excluding one-off restructuring costs. The net loss decreased by 57% to HK$91 million before restructuring costs, and since January 2003, SUNDAY has been recording net profits on a month-to-month basis.

“The 2002 financial year was an important one for SUNDAY,” said Group Managing Director Bruce Hicks. “In a competitive market, we made further improvements in both our financial performance and customer base. At the same time, we brought changes to our business that will ensure continued increases in profitability in 2003 and create a competitive platform for the new era of mobile communications that is just beginning.”

Increased Subscribers, Lower Churn

Growth in mobile services business revenue of 5% to HK$1,218 million was driven by increased subscriber numbers, which reflects SUNDAY’S success in its strategy of market segmentation. “In the past two years, mobile communications in Hong Kong has shifted from being a high-growth mass market to one characterised by saturation of penetration, where opportunities to increase revenues centre on delivering tailored services including new data services to well understood user groups,” Mr. Hicks said.

The Group’s total subscriber base rose 9% over 2001 to 603,000. In this regard, it is important to note that the methodology of reporting adopted by SUNDAY is very conservative and fully accounts for all types of subscriber activations, disconnections and usage. Average revenue per user (ARPU) was broadly flat, reversing the down trend which had prevailed in the Hong Kong market for the preceding four years. Short message service (SMS) and multi-media messaging service (MMS) volumes grew sharply, boosted by events such as the football World Cup and festivals.

Contributing to the improved performance was a much lower churn rate and hence lower average acquisition cost. Churn more than halved from 7.8% at the start of the year to 3.5% by year end. Again, it is emphasized that SUNDAY uses churn calculation methods that are very conservative.

Quality of Products and Services

SUNDAY’s ability to achieve revenue growth during the year also testifies to the enhancements we made to its network, customer service, as well as the new or improved products and services introduced.

The number of cell sites increased by 17% to over 1,050 locations. Unlike many companies, SUNDAY runs these sites on a single network, ensuring a high quality of coverage and call performance for users. Customer service quality was greatly enhanced by the establishment of an operations centre in Shenzhen in mainland China. The greater resources and high productivity this centre affords have enabled the Group to improve customer response.

The new products and services introduced by SUNDAY in the fourth quarter of 2002 targeted a wide variety of consumer segments and followed the principles laid down in SUNDAY’s four core values of simplicity, transparency, quality and value-for-money:

“Location Based Services” enables corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis.

“My Album” is a one-stop-shop for personalised MMS photos, with music, voice and text to MMS-enabled handsets, as well as email and with made-to-order printouts available at over 450 Hong Kong locations.

“SUNDAY Look!Hear!” features MMS entertainment through popular content downloads of celebrity photos, cartoon and comic characters and e-cards.

“SUNDAY Games” brings a real life “Game Store” experience to mobile handsets through new collections of Java games.

“Handy Workstation” is a complete mobile email and Personal Information Management (PIM) solution enabling mobile users to access corporate email accounts and up to 10 POP3/IMAP4 Internet email accounts.

“ICQ for SMS” allows users to stay in touch with ICQ friends 24 hours a day through a handset with a short messaging function.

“MSN Mobile Messenger” allows users to send, receive and reply to instant messages from their online contacts who are using MSN Messenger on a computer or a mobile phone.

Higher Productivity

During 2002, SUNDAY put considerable emphasis on raising productivity. Operating expenses before depreciation and restructuring costs fell by 10% over 2001 and as a percentage of mobile services revenue, fell from 73% to 63%. The operations centre in Shenzhen also contributed to lower costs in 2002, although the main benefits will be realised beginning in 2003. The overall reduction of operating expenses came despite an expanded subscriber base, improved service quality and new services.

Further improvements in productivity resulted from major organisational changes during the year, whose benefits will accrue more forcefully from 2003. These changes reorient the Group towards addressing the market in a more targeted manner and include the creation of teams covering product development, sales, marketing and retention focused on specific market segments rather than broad product categories. In addition, in December SUNDAY reduced its workforce in an initiative that will generate significant cost savings beginning in 2003.

Outlook

Looking forward, Mr. Hicks said that he expects 2003 to continue to be a competitive year for the industry, in which SUNDAY will continue to post improved results, following the solid groundwork laid down in 2002. “We will focus our attention on profitability through improving customer retention, growing the subscriber base, increasing ARPU and further enhancing productivity,” he said.

Market segmentation will continue to be a core strategy. The new wireless data services and MMS interoperability introduced in the fourth quarter of 2002 are expected to provide additional revenue growth in 2003. Wireless data service usage is expected to grow at faster rates as more mobile phones supporting these services are introduced.

“The key to success in 3G services is a cost-effective platform that delivers creative and tailored services. This is what we have,” said Mr. Hicks. “We have completed comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and in preparation are in active discussions with vendors and financial institutions, to enable us to roll out our 3G service on schedule and on a sound commercial basis, when the time is right.

“It is ever more evident that a 3G license will be essential for success in the future and that alternative ways of delivering wireless communications services based on either older technology or mobile virtual network operations will not be competitive. We expect that the arrival of 3G commercially will be a catalyst for the long-expected consolidation in the industry, to the benefit of 3G license holders.

“SUNDAY’s competitive strengths are becoming ever more relevant as a new generation of technologies begins to transform the way people use and think about mobile communications.”

About SUNDAY

SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations in 1997. The company’s core strategy is to capitalise on the convergence of wireless communications and data technologies to develop innovative services and solutions. Today, SUNDAY enhances people’s lives by delivering targeted wireless data applications and services to meet their specific lifestyle needs. Owning a 3G mobile license, SUNDAY is well positioned to further develop a more advanced range of 3G wireless services to further enhance people’s lives by providing innovative, relevant and value-driven services.

This and other information about SUNDAY can be accessed via www.sunday.com, www.irasia.com/listco/hk/sunday and www.quamnet.com

- End -

For media enquiries, please contact:

SUNDAY Communications Ltd.	Tel: (852) 2113 8251
Stella Wong	Mobile: (852) 9230 5501
Corporate Communications Manager	E-mail: stella.wong@corp.sunday.com

SUNDAY'S

VISION

is to be one of the most innovative wireless communications companies in the region.

SUNDAY'S

MISSION

is to always surpass and
exceed stakeholders' expectations,
enriching and making a difference
to their lives.

Corporate Information

BOARD OF DIRECTORS
Executive Directors
Richard John Siemens, Co-Chairman
Edward Wai Sun Cheng, Co-Chairman
William Bruce Hicks, Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-Executive Directors
Craig Edward Ehrlich
Peter Kin Ngok Lam
Simon Murray
Tak Sing Yip
Hongqing Zheng

Independent Non-Executive Directors
Henry Michael Pearson Miles
Robert John Richard Owen

AUDIT COMMITTEE
Robert John Richard Owen
Henry Michael Pearson Miles
Simon Murray

REMUNERATION COMMITTEE
Richard John Siemens
Edward Wai Sun Cheng
Henry Michael Pearson Miles

COMPANY SECRETARY
Janet Ching Man Fung

REGISTERED OFFICE
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

PRINCIPAL PLACE OF BUSINESS
13th Floor
Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong
PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Front Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Rooms 1712 — 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking
Corporation Limited
United Overseas Bank Limited

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince’s Building
Central, Hong Kong

STOCK CODES
The Stock Exchange of Hong Kong: 0866
Ticker Symbol for ADR Code: SDAY

WEBSITES
http://www.sunday.com
http://www.irasia.com/listco/hk/sunday
http://www.quamnet.com

Corporate Profile

SUNDAY Communications Limited is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations with GSM 1800 wireless services in 1997.

SUNDAY’s core strategy is to capitalise on the convergence of wireless communications and data technologies to develop new generations of services and solutions. It has been a leader in introducing wireless “lifestyle” services in Hong Kong and has established one of Hong Kong’s most successful brands through unconventional and eye-catching campaigns.

Today, SUNDAY enhances people’s lives by providing innovative, relevant and value-added services targeted to specific lifestyle needs. It is firmly committed to a strategy of differentiating its products through consumer segmentation and branding. The Company receives numerous awards every year for its advertising and branding efforts.

As a 3G licence holder, the Company is committed to develop an increasingly advanced range of wireless data services under the “SUNDAY” brand. SUNDAY has also been granted additional spectrum to increase capacity to accommodate further expansion of its customer base and enhance service quality. In 2002, SUNDAY opened an operations centre in Shenzhen with employees in customer service, office administration, finance, human resources, IT and network operations. In addition to offering higher productivity and improved customer response, this on the ground presence in China is expected to provide insight and opportunities for business development in the longer term.

Wireless communications is entering an important new phase of development that will permit the development and delivery of tailor-made services that more directly meet customer needs and desires. This plays to SUNDAY’s established strengths in branding, marketing and service innovation.

SUNDAY’s shares were listed on the Stock Exchange of Hong Kong and on the NASDAQ in the United States in March 2000. SUNDAY’s major shareholders are Distacom Communications Limited (46.2%) and USI Holdings Limited (11.5%). Distacom is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar. USI’s shares are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and communications.

Organisation Chart

USI Holdings Limited
Incorporated in Bermuda
Distacom Communications Limited
Incorporated in Hong Kong
Public
11.5%
46.2%
42.3%
SUNDAY Communications Limited
Incorporated in the Cayman Islands
(Investment Holding)
100%
100%
Mandarin Communications Limited
Incorporated in Hong Kong
(Main Operating Company for 2G Business)
SUNDAY Communications Services (Shenzhen) Limited
Incorporated in the PRC
(Operations Centre in Shenzhen)
100%
SUNDAY 3G (Hong Kong) Limited
Incorporated in Hong Kong
(Holding Company of Hong Kong 3G Licence)

Notes:

(1)	This chart is a simplified diagram showing major operating companies only and the substantial shareholders. For more information about the Group companies, please refer to “Notes to the Accounts” of this Annual Report.

(2)	SUNDAY Communications Limited’s shares are listed on the Stock Exchange of Hong Kong and on the NASDAQ National Market in the United States.

Milestones

Dec 2002	SUNDAY Jungle Exhibition at ITU Telecom Asia 2002 — Experience SUNDAY’s leading-edge solutions with products and services.

Named the “Official Mobile Network Operator” at ITU Telecom Asia 2002.

Partners with Hong Kong Post and Diversinet to promote secure M-Commerce.

Joins hands with all Hong Kong mobile operators to launch Inter-Operator MMS (IOMMS).

Nov 2002	Receives Tarifica’s Billing Magazine Globe Award 2002 for “Outstanding Billing Implementations — Telecoms”

Completes extensive network enhancements to ensure superior network coverage throughout Hong Kong.

Oct 2002	Launches a new monthly service plan to allow subscribers to make calls to both China and Hong Kong with local call charges at the same 24-hour flat rate.

Launches the new Rechargeable Mobile Services package which allows prepaid customers of other mobile operators to switch to SUNDAY Rechargeable Mobile Service with their existing mobile number.

Joins with CSL and New World Mobility to launch Inter-Operator MMS (IOMMS).

Launches a series of mobile data services featuring “My Album”, “SUNDAY Look!Hear!”, “SUNDAY Games”, “Handy Workstation” and “ICQ for SMS” demonstrating mobile technology leadership.

Aug 2002	Shell Mobile ceases Hong Kong operations.

July 2002	SUNDAY effects certain amendments to the UOB/Nortel loan facilities.

Apr 2002	SUNDAY Director Craig Ehrlich elected Deputy Chair of GSM Association for 2002-3.

Mar 2002	SUNDAY Exhibition Booth at the Hong Kong Information Infrastructure Expo.

Shell Mobile launches first in the world mobile service targeted at motorists.

Feb 2002	SUNDAY is ranked Number One among Hong Kong telecommunications companies and Number 21 among all Hong Kong companies in Corporate Governance by CLSA.

Jan 2002	Bruce Hicks appointed Group Managing Director of SUNDAY.

Chairman’s Statement

The 2002 financial year was an important one for SUNDAY. In a competitive market, we made further improvements in both our financial performance and customer base. At the same time, we brought changes to our business that will ensure continued increases in profitability in 2003 and create a competitive platform for the new era of mobile communications that is just beginning.

PROFITABILITY

Revenue from mobile services business for the year increased, supporting strong growth in EBITDA, which more than doubled to HK$240 million excluding one-off restructuring costs. As from January 2003, SUNDAY is achieving net profit on a month-to-month basis.

The balance sheet also saw a significant improvement, with net debt at year-end declining more than we had expected as positive cash flow enabled us to cover finance costs and maintenance capital expenditure. Net debt started to reduce from the fourth quarter of 2002, and will continue to decline until maturity.

GROWTH IN SUBSCRIBERS AND DATA VOLUMES

Growth in mobile services business revenue was driven by increased subscriber numbers, which reflects the success we are beginning to achieve in our strategy of market segmentation.

In the past two years, mobile communications in Hong Kong has shifted from being a high-growth mass market to one characterised by saturation of penetration, where opportunities to increase revenues centre on delivering tailored services to well understood user groups. New data services provide us with the opportunity to do this even more effectively through enhancing the services we offer.

Our total subscriber base rose 9% over 2001 to 603,000, buoyed by the prepaid category, which we see as an attractive area of business. In this regard, it is important to note that the methodology of reporting adopted by SUNDAY is very conservative and fully accounts for all types of subscriber activations, disconnections and usage.

Average revenue per user (ARPU) was broadly flat, though showing a slight upward momentum that has reversed the down trend which had prevailed in the Hong Kong market for the preceding four years.

Growth in wireless data services was also encouraging, with short message service (SMS) volumes growing sharply, boosted by events such as the football World Cup and festivals. Multi-media messaging service (MMS) volumes also climbed following its introduction during the year. In total, data services contributed to approximately 5% of ARPU by December 2002, pointing to the great potential of data services, as the new technologies become more widely used.

LOWER CHURN

We made churn a priority in 2002 and succeeded in more than halving the rate from 7.8% at the start of the year to 3.5% by year-end, lowering our average acquisition cost. Again, it is emphasised that SUNDAY uses churn calculation methods that are very conservative. Considerable effort was put into retention programmes based on market research which allowed us to gain greater insight into the reasons behind customers changing service. Although churn may rise modestly in response to periodic changes in market conditions, we continue to make customer retention a priority and are confident of maintaining a tight control over churn.

QUALITY, PRODUCTS AND SERVICES

SUNDAY’s ability to achieve revenue growth during the year also testifies to the enhancements we made to our network, customer service, as well as the new or improved products and services we introduced.

Although our cell site cost did not rise, we increased the number of cell sites by 17% to over 1,050 sites on a single GSM1800 network. This ensures a high quality of coverage and call performance for users.

Customer service quality was greatly enhanced in 2002 by the establishment of our operations centre in Shenzhen. This centre provides greater resources of high quality and higher productivity, enabling us to improve customer service through a faster and higher response rate.

SUNDAY introduced a broad range of new products and services in the fourth quarter of 2002 targeting a wide variety of consumer segments:

•	“My Album” is a one-stop-shop for personalised MMS photos, with music, voice and text to MMS-enabled handsets, as well as email and with made-to-order printouts available at over 450 Hong Kong locations.

•	“Location Based Services” enables corporate customers to monitor effectively their fleets of vehicles, field staff or valuable parcels on a real time basis.

•	“SUNDAY Look!Hear!” features MMS entertainment through popular content downloads of celebrity photos, cartoon and comic characters and e-cards.

•	“SUNDAY Games” brings a real life “Game Store” experience to mobile handsets through new collections of Java games.

•	“Handy Workstation” is a complete mobile email and Personal Information Management (PIM) solution enabling mobile users to access corporate email accounts and up to 10 POP3/IMAP4 Internet email accounts.

•	“ICQ for SMS” allows users to stay in touch with ICQ friends 24 hours a day through a handset with a short messaging function.

•	“MSN Mobile Messenger” allows users to send, receive and reply to instant messages from their online contacts who are using MSN Messenger on a computer or a mobile phone.

All of our service and product initiatives follow the principles laid down in our four core values of simplicity, transparency, quality and value-for-money. They should be readily useable and understandable by the customer, of high quality as regards both the product or service as well as any support services, and offered at an attractive and reasonable price.

HIGHER PRODUCTIVITY

During 2002, we put considerable emphasis on raising the Group’s productivity and to this end were successful in reducing our costs. Operating expenses before depreciation and restructuring costs fell by 10%. The successful establishment of the operations centre in Shenzhen, which offers greater cost-effectiveness, also contributed to lower costs in 2002. Further improvements in productivity resulted from major organisational changes and a reduction in the workforce during the year.

The overall reduction of operating expenses was especially significant given that SUNDAY during the year expanded the subscriber base, improved service quality and launched new services. These changes reorient the Group towards its focus on addressing the market in a more targeted manner and include the creation of teams covering product development, sales, marketing and retention focused on specific market segments rather than broad product categories. The full benefits of the Shenzhen centre and the subsequent organisational changes will accrue from 2003.

OUTLOOK

In 2003 we will focus our attention on profitability through improving customer retention, growing the subscriber base, increasing ARPU and enhancing productivity.

Market segmentation will continue to be a strategic theme for the Group as we pursue these growth objectives. The new wireless data services and MMS interoperability introduced in the fourth quarter of 2002 are expected to provide additional revenue growth in 2003. More mobile phones supporting MMS and other data services based on GPRS technology were introduced to the market in late 2002, and this trend will continue.

We expect 2003 to continue to be a competitive year for the industry, in which SUNDAY will continue to post improved results, following the solid groundwork laid down in 2002. The continued enhancement in our financial position, together with the new orientation of our business, will position us well for the eventual roll out of our 3G service.

SUNDAY has consistently maintained that 3G would not become a significant market reality before 2004 and that the key to success in 3G services would be a cost-effective platform that delivers creative and tailored services. We have completed comprehensive planning of all network, IT and service delivery systems required for the launch of 3G services and are in active discussion with a number of vendors and financial institutions to ensure we can roll out our 3G service on schedule and on a sound commercial basis, when the time is right.

We have followed the developments in 3G around the world with close attention and are convinced that our vision and strategy remain effective. In particular, it is ever more evident that a 3G licence will be essential for success in the future and that alternative ways of delivering wireless communications services based on either older technology or mobile virtual network operations will not be competitive. We expect the arrival of 3G commercially to be a catalyst for the long-expected consolidation in the industry, to the benefit of our shareholders as well as other 3G licence holders.

It should now be evident that SUNDAY’s competitive strengths are becoming ever more relevant as new generation of technologies begins to transform the way people use and think about mobile communications.

APPRECIATION

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our bankers, advisers, suppliers and shareholders for their continued support of SUNDAY during this time of change.

Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

25th March 2003

Financial and Business Highlights

Management Discussion and Analysis

REVIEW OF OPERATIONS

Overview

SUNDAY achieved a significantly improved business performance during 2002, and recorded sustained growth in the subscriber base and service revenue. EBITDA of the Group for 2002 increased by 135% to HK$240 million before restructuring costs. Loss for the year decreased by 57% to HK$91 million before restructuring costs, and by 45% to HK$117 million after restructuring costs.

The Group implemented various initiatives to enhance network quality and coverage, strengthen the sales and marketing functions, and improve customer service quality during the year. Combined with the efforts made in churn reduction, ongoing cost control and business process re-engineering, the Group delivered significant improvement in operating results in 2002 with subscriber numbers, mobile revenues, average revenue per user (“ARPU”) and operating efficiencies all higher.

The Group also recorded positive cash flow of HK$129 million from operating activities in 2002 as compared with a cash outflow of HK$89 million in 2001. The positive cash flow from operating activities was sufficient to cover finance costs and maintenance capital expenditure. As at 31st December 2002, net debt was HK$577 million. Net debt started to reduce from the fourth quarter of 2002 and will continue to reduce until maturity.

Mobile Services

The mobile services business achieved sustained growth in both revenue and the subscriber base. In 2002, SUNDAY’s mobile subscriber base increased by 9% to 603,000 as compared with 2001. Revenue from mobile services business recorded a 5% increase from HK$1,165 million to HK$1,218 million.

During the year, SUNDAY implemented various initiatives to improve further its services to subscribers. The Group has enhanced the network quality and coverage, improved customer services, and strengthened the sales and marketing functions.

In 2002, the Group established a dedicated task force to monitor enhancement of its network performance. The number of cell sites increased by 17% in 2002 to over 1,050 sites to improve network quality and coverage in 2002. The high quality of the network enabled SUNDAY to be named the “Official Mobile Network Operator” at the ITU Telecom Asia 2002, a major international telecommunications event.

The Group has adopted a segmented approach to the market by providing tailor-made services targeted to different market segments. More innovative programmes aimed at clearly defined customer segments will be rolled out in 2003, which will support future growth in the mobile services business.

A number of programmes, including the “Superstar Club”, were also launched in 2002 to enhance customer care for SUNDAY subscribers in order to foster customer loyalty. The Group also introduced new billing tools, achieving greater efficiency and cost savings in billing management and providing better response to billing related inquiries from subscribers. As a result, SUNDAY received the “Outstanding Billing Implementation — Telecoms” award in Tarifica’s Billing Magazine Globe Awards 2002.

The monthly gross churn rate, calculated as a percentage of opening subscribers, reduced to 3.5% in December 2002 from 7.8% in December 2001, with the implementation of effective retention programmes and an easing of market conditions. While the churn may increase modestly in response to changes in market conditions, the Group will continue to make customer retention a priority and maintain a tight control over churn.

In addition to continued subscriber growth and significantly improved churn, ARPU has shown a modest rising trend in 2002 following increasing revenue from wireless data, reversing a trend observed during the past four years of declining ARPU. Monthly postpaid ARPU for December 2002 was HK$207 as compared with HK$205 in December 2001. Average ARPU for 2002 was HK$209 as compared with HK$219 in 2001.

The prepaid SIM cards have continued to record significant growth since their launch in 2000. Subscriber numbers grew by 57,000 or 43% to 189,000 in 2002 over 2001. ARPU from these subscribers was HK$93 in 2002, comparable to that of 2001.

The gross profit percentage of mobile services was 82% in 2002, slightly higher than that of 2001 because of decreases in connection charges.

Wireless Data Services

In 2002, SUNDAY launched a series of new wireless data applications and services based on the GPRS (general packet radio services) technology.

A new line of data services was launched in the fourth quarter of 2002, which provides subscribers with a wide array of mobile entertainment through the use of MMS (multi-media messaging) enabled terminals, offered at simple, affordable tariffs. Such services include “SUNDAY Games” for a collection of interactive games, “My Album” for personalised MMS photographs, and “SUNDAY Look!Hear!” for downloads of popular MMS content. The Group has also launched a new series of wireless communications services, the “Handy Workstations” and “ICQ for SMS”, for e-mail and instant messaging using mobile phones.

More mobile phones supporting MMS or other data services based on GPRS technology were introduced to the market in 2002, and this trend will continue in 2003. Combined with the launch of inter-operator MMS services among the six wireless operators in Hong Kong in December 2002, these should allow both the usage and revenue of wireless data services to grow at faster rates in 2003. Revenue of wireless data services accounted for approximately 5% of mobile services revenue by December 2002.

Introducing a broad range of wireless data services is an important development in providing specialised products to individual customer segments, and is a vital step to ensure a successful future with 3G.

MVNO Joint Venture with Shell

In January 2002, the Group formed a joint venture with the Shell group to operate as a mobile virtual network operator (“MVNO”) on a pilot basis. The joint venture ceased operations in September 2002 as the operating results of this pilot project indicated that MVNOs had limited potential.

Sales of Mobile Phones and Accessories

Revenue from sales of mobile phones and accessories continued to decrease, mainly owing to a reduction in sales volumes as the handset subsidy level has been significantly reduced since 2000. In consequence, while such revenue decreased by 53% to HK$115 million in 2002, the Group earned a gross profit of HK$2 million from sales of mobile phones and accessories as compared with a gross loss of HK$2 million in 2001.

FINANCIAL REVIEW

Turnover and gross profit

Total turnover for the year declined 6% as compared with 2001 to HK$1,342 million, mainly due to a 53% decrease in revenue from the sales of mobile phones and accessories. Because the Group did not earn a profit from selling handsets in the past, the decline in revenues is favourable for the Group. Revenues from mobile services and the sales of mobile phones and accessories accounted for 91% and 8% respectively of the total turnover in 2002.

Therefore, despite the lower total turnover, however, gross profit for the Group improved by HK$55 million, or 6%, to HK$1,008 million in 2002, due to the sustained growth in the mobile services revenue, which was 5% higher at HK$1,218 million.

Operating expenses (excluding depreciation)

Before restructuring costs of HK$26 million, operating expenses (excluding depreciation) decreased by 10% to HK$770 million and fell from 73% to 63% as a percentage of mobile services revenue. After restructuring costs, operating expenses (excluding depreciation) decreased by 7% from HK$854 million in 2001 to HK$796 million in 2002. This was a direct result of reduced acquisition costs from lower churn rate and higher productivity.

The Group established an operations centre in Shenzhen in mainland China in 2002 to provide various support services to SUNDAY and better position the Group for future opportunities to provide services in China. The new centre helps reduce operating costs as well as provide higher productivity and better service quality by leveraging the lower labour costs in mainland China.

In December 2002, the Group restructured its operations to revamp the organisational structure and reprioritise functions and responsibilities. The restructuring will help the Group take advantage of the next phase in wireless communications with a lean but efficient operating structure and a more focused employee team to strive for the Group’s objective of improved profitability.

It is expected that the real benefits from this new operations centre in Shenzhen and the restructuring will be fully reflected in the Group’s 2003 results. Total one-off expenses incurred in relation to the re-location of functions to Shenzhen and the restructuring in December 2002 amounted to approximately HK$26 million, of which termination benefits, mainly severance pay and payments in lieu of notice to redundant or terminated staff were HK$25 million.

EBITDA

With the sustained growth in gross profit and reduction in operating expenses, EBITDA increased by HK$138 million, or 135%, to HK$240 million before restructuring costs. After restructuring costs, EBITDA increased by 110% to HK$214 million as compared with 2001. EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures.

Loss for the year

Loss for the year was reduced by 57% from HK$212 million in 2001 to HK$91 million before restructuring costs, and by 45% to HK$117 million after restructuring costs. The better performance was mainly attributable to the improvements in operating results as described above and partly offset by the share of losses from joint ventures.

CAPITAL EXPENDITURE

The Group’s 2G/2.5G mobile network is substantially complete. Capital expenditure incurred in 2002 was mainly for the ongoing enhancement of the mobile network for data services and setting up the Shenzhen operations centre. In terms of cash flow, capital expenditure payments including deposit payments for 2002 amounted to HK$69 million, direct drawdown from the revolving facility provided by a major vendor, Nortel Networks (Asia) Limited (“Nortel”), amounted to HK$49 million, and capitalised 3G licence fees amounted to HK$50 million.

Following the investment already made by the Group to expand coverage and provide capacity for GPRS services, capital expenditure in 2003 will decline further and will be mainly for maintenance of the 2G/2.5G network. The financial impact of 3G is not expected to be felt before 2004.

LIQUIDITY AND FINANCIAL RESOURCES

Cash flow from operations

The Group recorded positive cash flow of HK$129 million from operating activities in 2002 as compared with a cash outflow from operations of HK$89 million in 2001. The improvement in the cash flow from operations primarily resulted from the increases in operating revenues and effective cost reductions.

Financing

In 2002, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the revolving facility from Nortel. In 2002, HK$49 million was drawn from Nortel’s revolving facility for equipment purchases, which was non-cash drawdown. On 17th May 2002 the expiry date of the revolving facility provided by Nortel was extended to 11th September 2004.

As at 31st December 2002, the outstanding bank loan and vendor loan balances were repayable in seven quarterly instalments through September 2004, and were secured by a charge over all the assets, revenues and shares of certain subsidiaries of the Company, including Mandarin Communications Limited, the main operating subsidiary. The bank loans and vendor loans bear interest at prevailing market rates.

The Group had total bank and vendor loans of HK$785 million, cash reserves of HK$208 million and an available revolving facility of HK$481 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$577 million, and the net debt-to-equity ratio was 86% as at 31st December 2002.

On 30th July 2002, the Group entered into various documents to amend its bank loans and vendor loan facilities in order to accommodate changes to the structure of the Group, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions have not been altered. The Directors believe that the agreed amendments to the financing documentation are beneficial to the Group.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars except for the US$155 million vendor loan facility provided by Nortel. As at 31st December 2002, the outstanding vendor loan amounted to US$47 million and the Group had a bank deposit of US$24 million. The international roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights (“SDR”). As at 31st December 2002, the net SDR-denominated payables were insignificant. The Group has not experienced foreign exchange movement and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the U.S. dollar remains in effect. The Group will monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

KEY RISKS

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in the annual report with respect to SUNDAY’s corporate plans or strategies are made based on management’s assumptions and beliefs in the light of the information currently available to it.

The key risks include, without limitation, the following:

•	Increased competition may reduce market share or revenues

•	Delays in the development of handsets and network may hinder the deployment of new technologies

•	Expected benefits from investment in the networks, licences and new technologies may not be realised

•	Regulatory decisions and changes could adversely affect the Group’s business

•	ARPU may not be increased by the introduction of new services.

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of 683 employees as at 31st December 2002, of which 510 employees were in Hong Kong and 173 employees were in Shenzhen. Excluding the termination benefits, total salaries and related costs incurred in 2002 amounted to HK$219 million as compared with HK$233 million in 2001. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group adopted a share option scheme on 1st March 2000 (“Old Scheme”). On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (“New Scheme”) and the termination of the operation of the Old Scheme. Upon the termination of the Old Scheme, no further options will be offered under the Old Scheme but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the New Scheme are disclosed in note 22 to the accounts.

Corporate Governance

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

BOARD OF DIRECTORS

The Board of Directors comprises five Executive Directors, two independent Non-executive Directors and five Nonexecutive Directors. The Directors, except the Chairman and the Managing Director, are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association. The Board is scheduled to meet at least three times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All Directors are able to take independent professional advice at the Company’s expense in furtherance of their duties if necessary.

Frequency of Meetings and Attendance

Three full Board meetings were held during the year with an average attendance rate of 76% (2001: 66%).

Remuneration

In 2002, total Directors’ remuneration amounted to HK$14 million (2001: HK$14 million).

Remuneration of the Directors is reviewed and approved by the Remuneration Committee annually. Remuneration to the Group Managing Director and the Executive Directors is prudently designed to attract, motivate and retain them to formulate strategies and to oversee operational matters of the Group and to reward them for enhancing value to the shareholders. The Group Managing Director is also entitled to a discretionary bonus which is assessed based on both individual and Group performance.

Independence

The independent Directors of the Company and their immediate family receive no payments from the Company or its subsidiaries (except the Director fees). No family members of the independent Directors are employed as an executive officer of the Company or its subsidiaries, or have been so employed within the past three years. The independent Directors are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the Company’s Articles of Association.

COMMITTEES

The Board has established a number of committees with a variety of functions, to assist in the management and oversight of the Group.

Executive Management Committee

The Executive Management Committee consists of the Executive Directors of the Board. Its principal functions include formulating strategies and overseeing operational matters of the Group under the direct authority of the Board. The committee meets regularly each month and on an ad hoc basis as required with the senior management of the Group, and engages in frequent informal discussions.

Remuneration Committee

The Remuneration Committee is responsible for reviewing the remuneration of the Directors and officers of the Company, and such other matters relating to remuneration as directed by the Board from time to time. The committee consists of the Company’s two Co-Chairmen and an independent Non-executive Director, Mr. Henry Michael Pearson Miles. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interests arising from day-to-day involvement in the running of the business. It meets at least once each year. No Director plays a part in any discussion about his own remuneration.

Share Option Committee

A committee consisting of the Company’s two Co-Chairmen was formed in 2000 to deal with the granting of share options under the Company’s Share Option Scheme. In each case, the grant of options to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, requires approval by the Company’s independent Non-executive Directors.

Audit Committee

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee is chaired by Mr. Robert John Richard Owen and meets regularly with the external auditors and the Group’s internal audit personnel and management. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interests arising from day-to-day involvement in the running of the business.

Its principal duties include approving the nature and scope of both the statutory and internal audits, considering and approving the interim and annual accounts of the Group, and reviewing the adequacy and effectiveness of the accounting and financial controls of the Group. The committee meets at least twice a year. It also follows up regularly with management regarding management actions arising from the audits.

In 2002, two meetings were held with an average attendance rate of 83% (2001: 67%). The committee has reviewed the annual and interim results during the year and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong and the United States.

INTERNAL AUDIT

An internal audit function was established in May 2001 with an Internal Audit Charter approved and adopted by the Audit Committee. The internal audit function is an independent unit established within the Group, which provides to the Board of Directors an independent appraisal of the Group’s systems of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholders’ investments and the Group’s assets. The head of the internal audit has a direct reporting line to the Audit Committee.

EXTERNAL AUDITORS

During the year, the fees paid to PricewaterhouseCoopers, the auditors of the Company, for audit services, including independent review of interim results and annual results filing to U.S. Securities and Exchange Commission, amounted to HK$1,163,000 (2001: HK$1,118,000). Apart from these audit services, PricewaterhouseCoopers also provides permissible non-audit services which have been pre-approved by the Audit Committee, including tax advisory and reviews for the Company’s compliance with certain regulatory requirements. Such non-audit services fees amounted to HK$280,000 in 2002 (2001: HK$372,000).

RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are set out in note 28 to the accounts. All such related party transactions were entered into in the ordinary course of business of the Group, on normal commercial terms, and complied with the Group’s internal control procedures. These related party transactions are periodically reviewed and approved by the Audit Committee.

The Audit Committee was content that these transactions were carried out on normal commercial terms, in the ordinary course of business of the Group and are fair and reasonable to the shareholders of the Company.

MAJOR SHAREHOLDERS AND SPREAD OF SHAREHOLDERS

The shares of the Company are listed on the Stock Exchange of Hong Kong and NASDAQ National Market in the United States. Each American Depositary Share represents ownership interests in 100 ordinary shares (or the right to receive 100 ordinary shares). As at 31st December 2002, the major shareholders of the Company and the geographic spread of shareholders were as below:

	Number of
Beneficial Shareholders	Ordinary Shares Owned	Percentage

Distacom Communications Limited	1,380,000,000	46.2%
USI Holdings Limited	345,000,000	11.5%
Public	1,265,000,000	42.3%

Geographic Spread	Percentage

Hong Kong	98%
United States of America	2%

Distacom is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar.

USI’s shares are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and communications.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

SECURITIES DEALING CODE

The Company adopted, with certain modifications, the Stock Exchange of Hong Kong’s Model Code for Securities Transactions by Directors of Listed Companies as the Company’s own Securities Dealing Code in March 2000. The Code sets out the principles applying to dealings in the Company’s shares and other securities. It applies to all Directors and to all employees to whom the Code is given and who are informed that they are subject to its provisions. The Directors and all the relevant employees must comply strictly with the terms of the Code. Any breach of the Code will be regarded as a very serious disciplinary matter.

EMPLOYMENT POLICIES AND CORPORATE RESPONSIBILITY

The employment policies that the Group espouses reflect the legal, cultural and employment requirements in Hong Kong. The Group operates an equal opportunities policy for all aspects of employment regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice, this means that the Group will select its employees based on merit and ability and strive to make the most effective use of the talents and experience of its people.

SUNDAY is committed to ensuring the health, safety and welfare of employees at work so far as is reasonably practicable. SUNDAY adheres to high standards throughout the organisation in the management and control of operations in order to ensure proper safeguards to protect both those who work for the Group and those who may be affected by its operations.

ENVIRONMENT/COMMUNITY

SUNDAY is committed to high standards of social responsibility, particularly in the areas of environmental protection and community service.

As a wireless communications provider, SUNDAY is helping society as a whole to reduce its reliance upon paper-based communications. SUNDAY brings this commitment to its own operations through a “Green Office Policy” that cultivates environmental protection among staff. SUNDAY is a member of the “Wastewise Scheme”, jointly organised by the Environmental Protection Department and Hong Kong Productivity Council to offer free professional advice on reducing and managing waste. SUNDAY encourages customers to recycle old batteries through its bills and website, and provides battery recycling bins at its stores. The Group also sponsors such programs as Green Power — Clean Up the World in Hong Kong, and Green Power Hike.

SUNDAY is committed to providing much needed resources to the local community. At dozens of community-based events every year, SUNDAY provides a courtesy loan of mobile phones and SIM cards with free local airtime. SUNDAY also sponsors community-based programs and civic services to support worthy causes, particularly to promote good health and support handicapped children and adults. Most recently, the Group has sponsored such organisations and events as World Heart Day, Helping Hand’s Cookies Campaign, Hong Kong Cancer Fund, and Hong Kong Special Olympics Inter-cities Invitation Games.

COMMUNICATION WITH SHAREHOLDERS

Communication with shareholders is given high priority. Extensive information about the Group’s activities is provided in the annual report and the interim report. SUNDAY website provides regularly updated information of interest to shareholders, and a channel for enquiries and feedback. SUNDAY also maintains a regular dialogue with investors. Enquiries on matters relating to shareholdings and the business of the Group are welcome, and are dealt with in an informative and timely manner. The Group encourages all shareholders to attend the annual general meeting.

Board of Directors

Mr. Richard John Siemens, 58, Co-Chairman and Executive Director, has been with the Group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison’s move into the European wireless business with “Orange’’. Mr. Siemens is a member of the Company’s remuneration committee.

Mr. Edward Wai Sun Cheng, 47, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the Group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange, is a member of the Wing Tai Asia Group. Mr. Cheng is a member of the Hong Kong SAR Government’s Council of Advisors on Innovation and Technology, the Council of City University of Hong Kong, Mandatory Provident Fund Schemes Appeal Board, the Securities and Futures Commission’s Takeovers and Mergers Panel and the Takeovers Appeal Committee, the Operations Review Committee of the Independent Commission Against Corruption, the Provisional Construction Industry Co-Ordination Board, and the Executive Committee of the Hong Kong Housing Society. Mr. Cheng is a member of the Company’s remuneration committee.

Mr. William Bruce Hicks, 41, Group Managing Director, has been with SUNDAY since the Company’s inception in 1995 when he led the team which successfully acquired SUNDAY’s PCS licence. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his B.S.E.E. degree from Michigan Technological University in 1983 and an M.B.A. from the International Management Institute in Geneva, Switzerland in 1987.

Mr. Kuldeep Saran, 51, Executive Director, has been a director of Mandarin Communications Limited since 1998 and is an executive director of Distacom Communications Limited. He is also vice chairman of e-Kong Group Limited. Mr. Saran joined Distacom from Deutsche Bank where he was the head of the Asia Pacific telecoms group. Prior to that Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. Before moving to Hong Kong in 1992, Mr. Saran was the country head of Motorola for India. He holds a Bachelors degree in engineering and an M.B.A.

Mr. Andrew Chun Keung Leung, 46, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand’s communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specialising in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI’s communications and technology investments, including its interests in the Group.

Mr. Craig Edward Ehrlich, 47, Non-executive Director, has been involved in Hong Kong’s communications industry since he first settled in Hong Kong in 1987. He joined Hutchison Cablevision as managing director in October 1987 and was a founding member of the team that launched STAR TV. After four years with Hutchison Whampoa, Mr. Ehrlich became the group operations director at Hutchison Telecommunications. In 1993 he left the Hutchison group and established companies which were involved in the introduction of cable television and paging services. He sold these companies in September 1996 and was recruited as group managing director of SUNDAY in November 1996. Prior to joining Hutchison Cablevision, he spent eight years in senior positions at one of America’s largest cable television operators. Mr. Ehrlich is currently the chairman of the GSM Association’s CEO Board. GSM is the global trade association for the mobile phone industry. He also sits on the board of companies in California, China and Philippines. He holds a B.A. degree from the University of California Los Angeles, a Masters degree from Occidental College and a postgraduate fellowship with the Coro Foundation.

Mr. Peter Kin Ngok Lam, 45, Non-executive Director, has been with the Group since 1995 when he was appointed a director of Mandarin Communications Limited. Mr. Lam also holds the following positions: deputy chairman of Lai Sun Garment (International) Limited, chairman and president of Lai Sun Development Company Limited, chairman of Lai Fung Holdings Limited, director of eSun Development Company Limited and Crocodile Garments Limited. Mr. Lam has extensive experience in property and investment businesses. Mr. Lam is a director of the Real Estate Developers Association of Hong Kong, a member of the Hong Kong Hotel Owners Association and a council member of the Anglo Hong Kong Trust.

Mr. Henry Michael Pearson Miles OBE, 66, independent Non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hong Kong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles is an independent director and is a member of the Company’s audit committee and remuneration committee.

Mr. Simon Murray CBE, 63, Non-executive Director, has been with the Company since January 2000. Mr. Murray is a co-founder and shareholder of Distacom International Limited. Mr. Murray was the executive chairman in Asia Pacific of Deutsche Bank group until early 1998 when he established his own business. He is the chairman of GEMS (General Enterprise Management Services), a private equity fund management company sponsored by Simon Murray and Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited, Cheung Kong Holdings Limited, Hermes International and Sino-Forest Corporation. Mr. Murray is a member of the Former Directors Committee of The Community Chest and is involved in a number of other charitable organisations including The China Coast Community Association. In 1994, Mr. Murray, who is British, was awarded the CBE by HM The Queen of England for his contribution to the Hong Kong community. Mr. Murray is a member of the Company’s audit committee.

Mr. Robert John Richard Owen, 63, independent Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank Group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong’s securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of TechPacific.com Limited (from 1999), Chairman of Crosby Limited (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of International Securities Consultancy Ltd. (from 2000) and director of various other companies and investment funds. Mr. Owen is an independent director and is chairman of Company’s audit committee.

Mr. Tak Sing Yip, 40, Non-executive Director, has been with the Group since June 2002. He is a director of Lazard Asia Investment Management Ltd, responsible for managing the private equity investment in Asia for the Lazard group. He is also a director of Ngai Lik Industrial Holdings Ltd., a company listed on the Stock Exchange. Mr. Yip has 13 years of extensive experience in private equity and management consulting. He was previously with McKinsey & Company. Mr. Yip graduated with a Bachelor of Science degree in civil engineering from Queen’s University, Canada and a Master of Letters degree in management studies from the University of Oxford.

Mr. Hongqing Zheng, 55, Non-executive Director, has been with the Group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People’s University of China and holds a Master’s degree in economics. Mr. Zheng has over 23 years experience in economic development work and is a qualified senior economist. Prior to joining the Group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director and deputy general manager of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

Management Executives

Mr. Wilson Bun Chu, 47, Group Director — Sales & Marketing, brings to SUNDAY 20 years of valuable management experience. Wilson is a member of the Hong Kong Society of Accountants and Canadian Institute of Chartered Accountants. He also holds a B.A. (Economics) and an M.B.A. from the University of Western Ontario and York University in Canada, respectively. Before joining SUNDAY in 2000, Wilson was president of admart. Prior to that, he was the managing director for The Body Shop’s Hong Kong and Macau operation, executive director of Giordano International Limited and director and executive vice president of Tiger Enterprises Limited (Giordano’s joint venture in China).

Ms. Janet Ching Man Fung, 40, Group Director — Finance and Company Secretary, has over 18 years in public accounting, taxation, and financial consultancy and management in Hong Kong and the PRC. She was the finance director of the Far East operations of Liz Claiborne Group before joining the Group in 1997. She holds a first class honor degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Society of Accountants, and a member of CPA Australia.

Mr. Frankie Chun Keung Wong, 38, Group Director — Network Operations, joined the Group in 1996. He has over 15 years experience in planning, development, engineering and operation in mobile and fixed networks. Prior to joining the Group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in electrical & electronic engineering from the City University (London), and he is a Chartered Engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

Dr. Henry Kam Heng Wong, 41, Group Director — New Technologies, joined the Group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include B.Sc. (Hons) in computer engineering (University of Manchester), a Ph.D in mobile radio telecommunications (University of Southampton) and an M.B.A. (University of Hull).

Mr. Wai Lok Cheung, 36, Director — Legal & Regulatory, joined the Group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. Mr. Cheung graduated from the Lingnan University with an Honors Diploma in company secretaryship and administration and received an M.B.A. degree from Leicester University, UK. He also earned his LL.B. from the University of Wolverhampton, UK.

Ms. Agnes Pik Yee Tang Mak, JP, 47, Director — Information Technology, joined the Group in February 2003. Agnes has over 20 solid years of experience in information technology. Prior to joining the Group, Agnes was Head of IT of Mandatory Provident Fund Schemes Authority, Head IT — Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Agnes is a fellow and past president of Hong Kong Computer Society. Agnes is a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

Mr. Michael Sui Wing Wong, 41, Director — Dealer Sales, joined the Group in January 2002. Mr. Wong has 18 years experience in the mobile communications industry with strong expertise in sales and strategic investment. He was a sales manager at Hutchison Telephone Company Limited and helped Motorola Inc. to develop dealer sales business in China. Prior to joining the Group, he was a senior vice president of Strategic Investment of Distacom Communications Limited, focusing on the business development in China.

Report of the Directors

The Directors have pleasure in presenting their report together with the audited accounts of the Company and its subsidiaries (collectively the “Group”) for the year ended 31st December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the principal subsidiaries are set out in note 29 to the accounts.

An analysis of the Group’s performance for the year by business segments is set out in note 4 to the accounts. The activities of the Group are carried out in Hong Kong.

RESULTS

The results of the Group for the year ended 31st December 2002 are set out in the consolidated profit and loss account on page 42.

DIVIDENDS

No interim dividend was paid for the year (2001: Nil). The Board does not recommend the payment of a final dividend for the year ended 31st December 2002 (2001: Nil).

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 78.

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in note 15 to the accounts.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statements of changes in shareholders’ equity on page 45.

Pursuant to the Companies Law (Revised) of the Cayman Islands and the Company’s Articles of Association, the share premium is distributable to shareholders provided that immediately following the date on which the dividend is proposed to be paid, the Company will be able to pay off its debts as they fall due in the ordinary course of business.

As at 31st December 2002, the reserves of the Company available for distribution to shareholders amounted to HK$2,069,380,000 (2001: HK$2,093,511,000).

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$300,000.

BORROWINGS

Details of the Group’s bank loans and vendor loans are set out in note 23 to the accounts.

DIRECTORS

The Directors during the year and up to the date of this report were:

Executive Directors

Richard John Siemens	Co-Chairman
Edward Wai Sun Cheng	Co-Chairman
William Bruce Hicks	Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors

Craig Edward Ehrlich	(changed as Non-executive Director on 1st January 2003)
Peter Kin Ngok Lam
Henry Michael Pearson Miles*
Simon Murray
Robert John Richard Owen*
Tak Sing Yip	(appointed on 11th June 2002)
Hongqing Zheng
George Kin Wah Wong	(retired on 22nd May 2002)
Michael Triguboff	(resigned on 31st May 2002)

*	Independent Non-executive Directors

Mr. Tak Sing Yip, being new Director appointed by the Board subsequent to the previous annual general meeting, shall retire from office at the forthcoming annual general meeting in accordance with Article 86(3) of the Company’s Articles of Association.

Messrs. Peter Kin Ngok Lam and Craig Edward Ehrlich shall retire at the forthcoming annual general meeting in accordance with Article 87 of the Company’s Articles of Association.

BIOGRAPHICAL DETAILS OF DIRECTORS AND MANAGEMENT EXECUTIVES

Biographical details of Directors and management executives are set out on pages 29 to 33.

DIRECTORS’ SERVICE CONTRACTS

None of the Directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries, which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Group were entered into or existed during the year.

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS IN SECURITIES

As at 31st December 2002, the interests of the Directors and chief executive in the securities of the Company as recorded in the register kept by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance (the “SDI Ordinance”) or as otherwise notified to the Company were as follows:

Interests in shares of the Company

	Number of Shares

	Personal	Family	Corporate	Other
Name of Director	Interests	Interests	Interests	Interests	Total

Craig Edward Ehrlich	540,000	—	—	—	540,000

Interests in share options of the Company
   — Under the share option scheme adopted on 1st March 2000

	Options	Options	Options	Options	Options				Options
	held at	granted	exercised	lapsed	held at	Exercise			held at
	1st January	during the	during the	during the	31st December	price	Grant	Exercisable	25th March
Name of Directors	2002	year	year	year	2002	HK$	date(1)	until	2003

Richard John Siemens	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(4)
Edward Wai Sun Cheng	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(4)
William Bruce Hicks	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(4)
Kuldeep Saran	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(4)
Andrew Chun Keung Leung	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(4)
Craig Edward Ehrlich	15,000,000	—	—	—	15,000,000	1.01	31/05/2000	30/05/2010	—	(3)

Notes:

1.	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

2.	The 15,000,000 share options of Mr. Fergus Wilmer, the former chief executive of the Company, automatically lapsed during the year upon cessation of his employment.

3.	The 15,000,000 share options of Mr. Craig Edward Ehrlich automatically lapsed upon the expiry of his executive director service contract on 31st December 2002.

4.	In March 2003, a total of 75,000,000 share options of the five Executive Directors of the Company were cancelled at a total consideration of HK$5. As at the date of this report, no options were held by the Directors of the Company.

Save as disclosed above, none of the Directors or chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the year.

Save as disclosed above, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN THE COMPANY

As at 31st December 2002, the following parties (other than a Director or chief executive of the Company) were, directly or indirectly, interested or deemed to be interested in 10% or more of the nominal value of the issued share capital of the Company as recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance or as otherwise notified to the Company:

		Number of	Percentage of
Name of Shareholders	Note	Shares	Total Issued Shares

Distacom Communications Limited (“Distacom’’)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	345,000,000	11.5%
USI Holdings Limited	3	345,000,000	11.5%

Notes:

1.	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

2.	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited.

3.	USI Holdings Limited was taken to be interested in 345,000,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited.

Save as disclosed above, the Company has not been notified of any interests representing 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s shares.

SHARE OPTION SCHEMES

Details of the Share Option Schemes are set out in note 22 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group’s major suppliers are as follows:

Percentage of purchases attributable to the Group’s largest supplier	13%
Percentage of purchases attributable to the Group’s five largest suppliers	28%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) has interests in any of the major suppliers noted above.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company’s Articles of Association.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Richard John Siemens Co-Chairman	Edward Wai Sun Cheng Co-Chairman

Hong Kong, 25th March 2003

Auditors’ Report

TO THE SHAREHOLDERS OF
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 42 to 74 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2002 and the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25th March 2003

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER 2002

		2002	2002	2001
	Note	US$’000	HK$’000	HK$’000

Mobile services		156,136	1,217,677	1,165,399
Sales of mobile phones and accessories		14,783	115,291	242,901
Other services		1,247	9,722	14,093

Turnover	4	172,166	1,342,690	1,422,393
Cost of inventories sold and services provided	5	(42,889)	(334,485)	(469,243)

Gross profit		129,277	1,008,205	953,150

Other revenues		246	1,917	2,602
Network costs		(38,926)	(303,577)	(301,668)
Depreciation	15	(32,876)	(256,393)	(265,102)
Rent and related costs		(7,831)	(61,074)	(58,502)
Salaries and related costs	13	(31,273)	(243,890)	(233,202)
Advertising, promotion and other selling costs		(16,387)	(127,798)	(180,363)
Other operating costs		(7,664)	(59,765)	(80,125)

Loss from operations	4, 6	(5,434)	(42,375)	(163,210)
Interest income		456	3,553	21,592
Finance costs	7	(7,672)	(59,833)	(70,130)
Share of losses from joint ventures		(2,386)	(18,609)	—

Loss for the year	9	(15,036)	(117,264)	(211,748)

Loss per share	10	(0.5 cents )	(3.9 cents )	(7.1 cents )

EBITDA	11	27,442	214,018	101,892

Consolidated Balance Sheet

AS AT 31ST DECEMBER 2002

		2002	2002	2001
	Note	US$’000	HK$’000	HK$’000

				(restated)
Non-current assets
Fixed assets	15	155,652	1,213,897	1,302,633
Investment in a joint venture	16	426	3,322	4,940
Prepayment of 3G Licence fees	17	18,165	141,667	191,667
Restricted cash deposits	18	216	1,682	2,385

		174,459	1,360,568	1,501,625

Current assets
Inventories	19	1,282	9,995	20,448
Trade receivables	20	11,208	87,409	88,462
Prepayment of 3G Licence fees	17	6,411	50,000	50,000
Deposits, prepayments and other receivables		12,355	96,355	95,608
Restricted cash deposits	18	20,123	156,939	132,706
Bank balances and cash		6,357	49,577	47,328

		57,736	450,275	434,552

Current liabilities
Trade payables	21	7,225	56,348	47,932
Other payables and accrued charges		21,967	171,313	193,311
Subscriptions received in advance		15,832	123,469	145,795
Current portion of long-term loans and obligations under finance leases	23	30,598	238,629	196,960

		75,622	589,759	583,998

Net current liabilities		(17,886)	(139,484)	(149,446)

		156,573	1,221,084	1,352,179

Financed by:

Share capital	22	38,339	299,000	299,000
Reserves		47,666	371,732	488,996

Shareholders’ equity		86,005	670,732	787,996

Long-term liabilities
Long-term loans and obligations under finance leases	23	70,116	546,825	556,653
Subscriptions received in advance		452	3,527	7,530

		70,568	550,352	564,183

		156,573	1,221,084	1,352,179

On behalf of the Board

Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Company Balance Sheet

AS AT 31ST DECEMBER 2002

		2002	2002	2001
	Note	US$’000	HK$’000	HK$’000

Non-current assets
Subsidiaries	29	303,991	2,370,765	2,396,784

Current assets
Prepayments and other receivables		5	42	39
Bank balances		10	77	47

		15	119	86
Current liabilities
Other payables and accrued charges		321	2,504	4,359

Net current liabilities		(306)	(2,385)	(4,273)

		303,685	2,368,380	2,392,511

Financed by:

Share capital	22	38,339	299,000	299,000
Reserves		265,346	2,069,380	2,093,511

Shareholders’ equity		303,685	2,368,380	2,392,511

On behalf of the Board

Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Statements of Changes in Shareholders’ Equity

FOR THE YEAR ENDED 31ST DECEMBER 2002

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at 1st January 2001	299,000	1,254,000	2,124,424	(2,677,680)	999,744
Loss for the year	—	—	—	(211,748)	(211,748)

As at 31st December 2001	299,000	1,254,000	2,124,424	(2,889,428)	787,996

As at 1st January 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the year	—	—	—	(117,264)	(117,264)

As at 31st December 2002	299,000	1,254,000	2,124,424	(3,006,692)	670,732

Company

				Total
	Share	Share	Accumulated	shareholders’
	capital	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000

As at 1st January 2001	299,000	2,124,424	(15,932)	2,407,492
Loss for the year	—	—	(14,981)	(14,981)

As at 31st December 2001	299,000	2,124,424	(30,913)	2,392,511

As at 1st January 2002	299,000	2,124,424	(30,913)	2,392,511
Loss for the year	—	—	(24,131)	(24,131)

As at 31st December 2002	299,000	2,124,424	(55,044)	2,368,380

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER 2002

			2002	2002	2001
	Note		US$’000	HK$’000	HK$’000

Net cash inflow/(outflow) from operating activities	24	(a)	16,585	129,343	(88,355)

Investing activities
Investment in joint ventures			(2,178)	(16,991)	(4,940)
Payment of 3G Licence fees			—	—	(250,000)
Payment of 3G Licence related expenses			—	—	(821)
Purchases of fixed assets			(8,847)	(68,995)	(146,664)
Proceeds from disposals of fixed assets			5	42	504
Increase in restricted cash deposits			(3,017)	(23,530)	(39,066)

Net cash outflow from investing activities			(14,037)	(109,474)	(440,987)

Net cash inflow/(outflow) before financing			2,548	19,869	(529,342)

Financing	24	(b)
Repayment of long-term bank loans			(20,003)	(156,000)	(24,000)
Repayment of long-term vendor loans			(5,001)	(39,000)	(19,543)
Increase in long-term vendor loans			23,003	179,400	—
Capital element of finance lease payments			(259)	(2,020)	(5,927)

Net cash outflow from financing			(2,260)	(17,620)	(49,470)

Increase/(decrease) in cash and cash equivalents			288	2,249	(578,812)
Cash and cash equivalents at 1st January			6,069	47,328	626,140

Cash and cash equivalents at 31st December			6,357	49,577	47,328

Analysis of balances of cash and cash equivalents
Bank balances and cash			6,357	49,577	47,328

Notes to the Accounts

1	BASIS OF PREPARATION

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”).

In the current year, the Group adopted the following Statements of Standard Accounting Practice (“SSAPs”) issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002:

SSAP1 (revised)	:	Presentation of financial statements
SSAP11 (revised)	:	Foreign currency translation
SSAP15 (revised)	:	Cash flow statements
SSAP34	:	Employee benefits

The Group has also early adopted SSAP12 (revised) “Income Taxes”, which is effective for accounting periods commencing on or after 1st January 2003.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Group accounting

(i)	Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. A subsidiary is a company in which the Company, directly or indirectly, holds more than half of the issued share capital, controls more than half of the voting power, or controls the composition of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of joint ventures for the year, and the consolidated balance sheet includes the Group’s share of the net assets of a joint venture.

(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i)	Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on a straight line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the profit and loss account as incurred.

(e)	Warranty costs

The Group is provided with warranty from manufacturers in respect of the manufacturers’ defects of mobile phones and accessories. The Group provides warranty to customers upon sales of mobile phones and accessories with similar terms and conditions to the warranty offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using a straight line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises the purchase cost of network assets and equipment and direct expenses in respect of the development of the network.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets are estimated and where relevant, an impairment loss is recognised to reduce the fixed assets to the recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j)	Assets under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease term.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)	Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(o)	Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the profit and loss account.

The balance sheet of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p)	Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December 2002 and the consolidated balance sheet and company balance sheet as at 31st December 2002 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7988 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could have been converted into U.S. dollars at that or any other rate.

3	RESTATEMENT

In 2001, the discounted value of the Minimum Annual Fees of the mobile carrier licence to establish and maintain a third-generation (“3G”) mobile telecommunications network and to provide 3G services in Hong Kong (“3G Licence”) was recorded both as an intangible asset and as a long-term liability.

During 2002, the directors have re-evaluated the Group’s existing accounting policy for the 3G Licence and believe that it is not an appropriate treatment, as it does not reflect fully the underlying legal and financial obligations and therefore the commercial position of the Group given the provisions of the 3G Licence.

Accordingly, the licence fees payable prior to the launch of commercial services are regarded as integral to the development and construction of the 3G network and are deferred and included within fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G Licence or the estimated useful life of the fixed assets.

Therefore, the consolidated balance sheet as at 31st December 2001 has been restated to reflect the following adjustments:

(i)	Decrease in the intangible asset by HK$583,930,000;

(ii)	Decrease in the 3G Licence fees liability by HK$333,109,000 under long-term liabilities;

(iii)	Increase in the fixed assets by HK$9,154,000; and

(iv)	Increase in the prepayment of 3G Licence fees by HK$191,667,000 under non-current assets and HK$50,000,000 under current assets.

The directors believe that the adjustments result in a more appropriate presentation of the fees paid under the terms of the 3G Licence.

4	SEGMENT INFORMATION

The Group is principally engaged in three business segments in Hong Kong: mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones	Other
	services	and accessories	services	Group
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(loss) from operations	1,128	(38,239)	(5,264)	(42,375)

Interest income				3,553
Finance costs				(59,833)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Segment liabilities	336,081	10,518	1,279	347,878
Unallocated liabilities				792,233

Total liabilities				1,140,111

Capital expenditure	164,701	3,375	—	168,076
Depreciation	(244,629)	(9,782)	(1,982)	(256,393)

		Sales of
	Mobile	mobile phones	Other
	services	and accessories	services	Group
	2001	2001	2001	2001
	HK$’000	HK$’000	HK$’000	HK$’000

	(restated)			(restated)
Turnover	1,165,399	242,901	14,093	1,422,393

Loss from operations	(38,127)	(52,958)	(72,125)	(163,210)

Interest income				21,592
Finance costs				(70,130)

Loss for the year				(211,748)

Segment assets	1,641,795	47,904	57,167	1,746,866
Investment in a joint venture				4,940
Unallocated assets				184,371

Total assets				1,936,177

Segment liabilities	337,154	27,120	24,655	388,929
Unallocated liabilities				759,252

Total liabilities				1,148,181

Capital expenditure	114,744	3,604	1,029	119,377
Depreciation	(241,906)	(12,184)	(11,012)	(265,102)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude cash. Segment liabilities comprise operating liabilities and mainly exclude long-term loans. Capital expenditure comprises additions to fixed assets (note 15).

5	COST OF INVENTORIES SOLD AND SERVICES PROVIDED

Cost of inventories sold represents cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

6	LOSS FROM OPERATIONS

Loss from operations is stated after charging the following:

	2002	2001
	HK$’000	HK$’000

Cost of inventories sold	113,414	244,981
Depreciation:
— owned fixed assets	253,668	258,641
— leased fixed assets	2,725	6,461
Loss on disposals of fixed assets	377	1,126
Operating leases charges:
— land and buildings, including transmission sites	220,207	209,370
— leased lines	87,130	94,777
Provision for doubtful debts	31,016	19,579
Restructuring costs (note below)	26,606	—
Auditors’ remuneration
— charge for the year	850	840
— under-provision in prior year	35	—

Note:	Restructuring costs of HK$26,606,000 mainly comprised of termination benefits of HK$24,899,000 which had been included in the salaries and related costs (note 13).

7	FINANCE COSTS

	2002	2001
	HK$’000	HK$’000

Interest on bank loans and overdrafts	37,923	52,160
Interest on vendor loans repayable within five years	20,816	16,540
Interest element of finance lease payments	129	413
Other incidental borrowing costs	965	1,017

	59,833	70,130

8	TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group has no assessable profit for the year (2001: Nil).

The unrecognised deferred taxation credit on the Group’s loss for the year differs from the theoretical amount that would arise using the applicable taxation rate of 16% as follows:

	2002	2001
	HK$’000	HK$’000

Loss for the year	(117,264)	(211,748)

Taxation credit at the applicable rate of 16% (2001: 16%)	(18,762)	(33,880)
Add/(less) tax effect of:
Income not subject to taxation	(431)	(2,631)
Expenses not deductible for taxation purposes	8,000	1,534
Unrecognised deferred tax charge/(credit) in previous years	2,333	(2,250)

Unrecognised deferred taxation credit	(8,860)	(37,227)

9	LOSS FOR THE YEAR

The loss for the year is dealt with in the accounts of the Company to the extent of HK$24,131,000 (2001: HK$14,981,000).

10	LOSS PER SHARE

(a)	Basic loss per share

The calculation of basic loss per share is based on the Group’s loss for the year of HK$117,264,000 (2001: HK$211,748,000) and the weighted average number of 2,990,000,000 shares (2001: 2,990,000,000 shares) in issue during the year.

(b)	Diluted loss per share

There is no dilutive effect upon exercise of the share options on the loss per share for the years ended 31st December 2002 and 2001.

11	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from joint ventures. During the year, restructuring costs of HK$26,606,000 (2001: Nil) were incurred and charged to the operating expenses. EBITDA before the restructuring costs amounted to HK$240,624,000 in 2002 (2001: HK$101,892,000).

12	RETIREMENT BENEFIT COSTS

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1st December 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s salaries.

With effect from 1st December 2000, the Group has set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years’ service. Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years’ service. Forfeited contributions are to be refunded to the Group.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

The Group’s contributions to the schemes are as follows:

	2002	2001
	HK$’000	HK$’000

Gross employer’s contributions	8,776	9,890
Less: Forfeited contributions utilised	(2,123)	(18)

Net employer’s contributions charged to the profit and loss account	6,653	9,872

Contributions payable as at 31st December 2002 was HK$502,000 (2001: HK$892,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2002 were HK$994,000 (2001: HK$29,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

13	SALARIES AND RELATED COSTS

Salaries and related costs for the years ended 31st December 2002 and 2001, including directors’ fees and emoluments (note 14), are as follows:

	2002	2001
	HK$’000	HK$’000

Salaries, bonuses and allowances	212,338	223,330
Retirement scheme contributions	6,653	9,872
Termination benefits	24,899	—

	243,890	233,202

14	DIRECTORS’ AND MANAGEMENT’S EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2002	2001
	HK$’000	HK$’000

Fees	600	600
Other emoluments:
Salaries, other allowances and benefits in kind	11,858	11,754
Bonuses	1,500	1,446
Retirement scheme contributions	30	—

	13,988	13,800

Directors’ fee disclosed above include fees of HK$400,000 (2001: HK$400,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

	Number of directors

Emolument bands	2002	2001

Nil — HK$1,000,000	8	8
HK$1,000,001 — HK$1,500,000	5	5
HK$5,500,001 — HK$6,000,000	1	1

During the year no options were granted to or exercised by the directors.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2001: one) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2001: four) individuals during the year are as follows:

	2002	2001
	HK$’000	HK$’000

Salaries, other allowances and benefits in kind	10,861	11,714
Bonuses	3,083	4,107
Retirement scheme contributions	120	400
Compensation for loss of office:
— contractual payments	5,805	—
— others	410	—

	20,279	16,221

The emoluments of these four individuals fell within the following bands:

	Number of individuals

Emolument bands	2002	2001

HK$2,500,001 — HK$3,000,000	—	1
HK$3,000,001 — HK$3,500,000	1	1
HK$3,500,001 — HK$4,000,000	1	—
HK$4,000,001 — HK$4,500,000	1	1
HK$5,500,001 — HK$6,000,000	—	1
HK$9,000,001 — HK$9,500,000	1	—

15	FIXED ASSETS

Group

		Furniture
	Network	and	Office	Computer	Motor	Leasehold
	equipment	fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cost
At 1st January 2002 as previously reported	1,700,168	7,411	12,418	219,754	2,871	303,709	2,246,331
Restatement (note 3)	9,154	—	—	—	—	—	9,154

At 1st January 2002, as restated	1,709,322	7,411	12,418	219,754	2,871	303,709	2,255,485
Additions	125,827	883	6,389	4,378	585	30,014	168,076
Disposals	(13)	(845)	(859)	(2,392)	(376)	(9,459)	(13,944)

At 31st December 2002	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617

Accumulated depreciation
At 1st January 2002	547,091	4,558	8,032	152,812	2,209	238,150	952,852
Charge for the year	180,433	1,256	2,830	36,702	354	34,818	256,393
Disposals	(11)	(660)	(733)	(2,363)	(351)	(9,407)	(13,525)

At 31st December 2002	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720

Net book value
At 31st December 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

At 31st December 2001	1,162,231	2,853	4,386	66,942	662	65,559	1,302,633

At 31st December 2002, the net book value of fixed assets held by the Group under finance leases amounted to HK$238,000 (2001: HK$2,963,000).

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

16	INVESTMENT IN A JOINT VENTURE

	Group

	2002	2001
	HK$’000	HK$’000

Share of net (liabilities)/assets	(1,905)	1
Advance	5,227	4,939

	3,322	4,940

Details of the joint venture as at 31st December 2002 are as follows:

		Place of		Principal activities
Name	Nature	incorporation	Voting power	and place of operation

Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

The advance to Atria Limited is unsecured, interest free and has no fixed repayment terms.

In January 2002, the Group formed a joint venture, Shell & SUNDAY Mobile Communications Limited (“Shell Mobile”), with Shell Hong Kong Limited to operate as a mobile virtual network operator on a pilot basis. After the completion of the pilot period, Shell Mobile ceased its operation effective from 26th September 2002 and commenced members’ voluntary liquidation on 12th December 2002. The Group’s investment in Shell Mobile of HK$16,703,000 had been fully written off as at 31st December 2002.

17	PREPAYMENT OF 3G LICENCE FEES

	Group

	2002	2001
	HK$’000	HK$’000

At 1st January	241,667	—
Addition	—	250,000
Amount capitalised as fixed assets	(50,000)	(8,333)

At 31st December	191,667	241,667
Less: Current portion included under current assets	(50,000)	(50,000)

	141,667	191,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for the 3G Licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G Licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of the 3G services and the Minimum Annual Fees (as defined in the 3G Licence) for each year of the 3G Licence. The total Minimum Annual Fees over the remaining term of the 3G Licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital of the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G Licence, the Group was required to provide a performance bond, equivalent to the 6th year’s Minimum Annual Fee due, on 22nd October 2002. On 11th October 2002, OFTA granted a one-year waiver to the Group on the submission of such performance bond.

On 22nd October 2003, the Group will be required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees due. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

18	RESTRICTED CASH DEPOSITS

As at 31st December 2002, a bank deposit of HK$1,682,000 (2001: HK$2,385,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 31st December 2002, another bank deposit of HK$156,939,000 (2001: HK$132,706,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within six months.

19	INVENTORIES

The carrying values of the inventories are as follows:

	Group

	2002	2001
	HK$’000	HK$’000

Mobile phones and accessories
Cost	13,155	26,233
Less: Provision	(3,160)	(5,785)

	9,995	20,448

As at 31st December 2002, the carrying amount of inventories that are stated at net realisable value amounted to HK$3,129,000 (2001: HK$19,830,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

20	TRADE RECEIVABLES

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	Group

	2002	2001
	HK$’000	HK$’000

0 — 30 days	59,380	63,463
31 — 60 days	15,931	13,902
61 — 90 days	9,433	6,755
Over 90 days	2,665	4,342

	87,409	88,462

21	TRADE PAYABLES

The ageing analysis of the trade payables is as follows:

	Group

	2002	2001
	HK$’000	HK$’000

0 — 30 days	17,731	36,170
31 — 60 days	9,460	2,383
61 — 90 days	15,546	2,697
Over 90 days	13,611	6,682

	56,348	47,932

22	SHARE CAPITAL

	Company

	2002	2001
	HK$’000	HK$’000

Authorised:
10,000,000,000 (2001: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2001: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Under the Share Option Scheme, the board of directors may offer to grant qualifying employees and directors of the Company or its subsidiaries options to subscribe for ordinary shares of the Company. Upon accepting an option, a grantee must pay HK$1 to the Company as consideration for the grant within 28 days from the offer date.

The board of directors may determine, in its discretion, the consideration for a share payable by a participant upon the exercise of any option granted under the Share Option Scheme and such price will not be less than the higher of: (i) the nominal value of the Company’s share; or (ii) 80% of the average of the closing prices of the Company’s shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option on which there were dealings in the Company’s shares on the Stock Exchange.

The board of directors has absolute discretion to determine the exercise period of any option, except that no option may be exercised more than 10 years after its grant. Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of (i) the closing price of shares on the date of grant of the option, (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option and (iii) the nominal value of a share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (‘‘Scheme Mandate Limit’’). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant option beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted under the New Option Scheme or the Share Option Scheme during the year ended 31st December 2002. Details of the share options outstanding as at 31st December 2002 which have been granted under the Share Option Scheme are as follows:

	Options	Options	Options	Options	Options
	held at 1st	granted	exercised	lapsed	held at 31st	Exercise
	January	during the	during the	during the	December	price		Exercisable
	2002	year	year	year(1)	2002	HK$	Grant date(2)	until

Executive Directors(3)	90,000,000	—	—	—	90,000,000	1.01	31/05/2000	30/05/2010

Chief Executive	15,000,000	—	—	15,000,000	—	1.01	31/05/2000	30/05/2010

Continuous contract employees	26,265,646	—	—	8,266,569	17,999,077	3.05	23/03/2000	22/03/2010
	30,551,857	—	—	9,619,312	20,932,545	1.01	31/05/2000	30/05/2010
	2,096,009	—	—	645,377	1,450,632	3.05	31/05/2000	30/05/2010
	3,828,177	—	—	1,868,616	1,959,561	1.01	19/01/2001	18/01/2011

Notes:

(1)	These share options lapsed during the year upon the cessation of employment of certain employees.

(2)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(3)	Details of the options granted to the Executive Directors of the Company are set out on page 37 of this annual report under the heading of ‘‘Directors’ and Chief Executive’s Interests in Securities’’.

23	LONG-TERM LOANS AND OBLIGATIONS UNDER FINANCE LEASES

	Group

	2002	2001
	HK$’000	HK$’000

Bank loans (secured) (note a)	420,000	576,000
Vendor loans (secured) (note a)	365,316	175,455
Obligations under finance leases (note d)	138	2,158

	785,454	753,613

Less: Current portion included under current liabilities
— bank loans	(180,000)	(156,000)
— vendor loans	(58,491)	(38,990)
— obligations under finance leases	(138)	(1,970)

	(238,629)	(196,960)

	546,825	556,653

(a)	Bank and vendor loans

At 31st December 2002 and 2001, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans

	2002	2001	2002	2001
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	180,000	156,000	58,491	38,990
In the second year	240,000	180,000	306,825	58,485
In the third to fifth year	—	240,000	—	77,980

	420,000	576,000	365,316	175,455

The bank loans and the loans from Nortel Networks (Asia) Limited (‘‘Nortel’’), a major vendor of the Group, (‘‘the vendor loans’’) bear interest at prevailing market rates and are repayable in 15 quarterly instalments commencing from 11th March 2001.

As at 31st December 2002, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (‘‘Mandarin’’), the main operating subsidiary.

(b)	Banking and other borrowing facilities

The Group had available bank loan facilities of HK$600,000,000 which had been fully drawn down as at 31st December 2000. With effect from 11th March 2001, the bank loan facilities available are reduced in line with repayments being made (as set out in note 23(a)) and the available bank loan facilities as at 31st December 2002 were HK$420,000,000.

In addition, Nortel provided a long-term loan facility (the ‘‘vendor loan facility’’) of US$155,000,000 (approximately HK$1,209,000,000) to the Group for financing certain of its capital and other expenditures. The vendor loan facility was fully utilised in 2000. In 2000, the Group repaid Nortel an aggregate of US$130,000,000 (approximately HK$1,013,000,000) and at the same time Nortel granted a short-term revolving facility of the same amount (‘‘the revolving loan facility’’) to the Group with an expiry date on 12th March 2001, which had been further extended to 11th September 2004 during the year.

With effect from 11th March 2001, the revolving loan facility available is reduced in the same proportion as the repayments of the vendor loans (as set out in note 23(a)) bear to the vendor loans of US$25,000,000 (approximately HK$194,998,000). As at 31st December 2002, the available revolving loan facility was US$61,657,000 (approximately HK$480,851,000) (2001: US$117,000,000, approximately HK$912,366,000).

(c)	Bank and vendor loans’ covenants

Pursuant to the Amended and Restated Sponsor Support Agreement dated 18th February 2000 entered into between the bank, Nortel and Distacom Communications Limited, USI Holdings Limited, Lai Sun Development Company Limited, The Hong Kong Parkview Group Limited and China Travel Services (Holdings) Hong Kong Limited (‘‘Sponsors’’), these Sponsors have certain non-financial obligations under the Sponsor Support Agreement. Any breach of the obligations under the Sponsor Support Agreement provides the bank and Nortel with rights of actions against these Sponsors only and has no impact on the bank loan and vendor loan facilities.

On 18th February 2000, the Group has renegotiated the terms, in particular the covenants, of the bank loans and the vendor loans with the bank and Nortel respectively.

The revised bank loan and the vendor loan facilities effective from 18th February 2000 contain a number of covenants that restrict Mandarin’s ability to take certain actions without prior approval of the bank and Nortel. These covenants include the following:

•	Mandarin must operate its business in accordance with business plans approved by the bank and Nortel except for variations that would not have a material adverse effect on Mandarin’s financial condition, its operations or its ability to repay the debt;

•	Mandarin cannot incur capital expenditure in any budget period greater than 15% above the levels specified in its business plan then in effect;

•	Mandarin is required to continuously meet certain subscriber, earnings, tangible net worth and debt service ratio targets;

•	Mandarin must continue to be managed by such person or persons who, in the reasonable opinion of the bank and Nortel, have sufficient expertise and experience in the Hong Kong or international telecommunications industry so as to be able to provide adequate managerial personnel to implement and execute Mandarin’s business plan then in effect in accordance with good industry practice;

•	Mandarin is prohibited from declaring or paying dividends until the combined outstanding balance of the facilities is less than HK$600,000,000. When Mandarin pays a dividend, it is required to make a prepayment to the facilities which equals the total amount of a dividend, and that dividend and the matching prepayment can only be funded from the excess cash flow of Mandarin;

•	Mandarin is required to deposit all of its revenues into an account from which it may only withdraw amounts for its operating expenses, working capital and capital expenditures, as provided in the business plan then in effect. The rest of its revenue goes toward paying principal and interest on the facilities and into a minimum six months debt service reserve account for future payments. If there is any excess cash flow after these commitments, Mandarin may use 50% of that excess cash, but it must use the other 50% to prepay the facilities;

•	Mandarin generally cannot, without consent from the bank and Nortel, incur new debt except for certain permitted indebtedness incurred in the ordinary course of business;

•	Mandarin cannot use its assets to secure any additional debt, subject to certain exceptions; and

•	Mandarin will be in default:

(i)	if it defaults on any other loan in excess of US$2,000,000 (approximately HK$15,597,600);

(ii)	if the Company, SUNDAY Holdings Corporation or SUNDAY Investment Limited default on any other loan in excess of US$10,000,000 (approximately HK$77,988,000); or

(iii)	if, in the opinion of the bank and Nortel, an event occurs which has a material adverse effect on Mandarin’s financial condition, operations or ability to repay debt.

Failure to comply with these covenants and restrictions, subject to a 14-day grace period in the case of a remediable event, would entitle the bank and Nortel to accelerate the maturity of the outstanding debt under the facilities and exercise their security rights over substantially all of Mandarin’s assets.

On 30th July 2002, the Group entered into various documents to effect certain amendments to the bank loan and vendor loan facilities in order to accommodate changes to the structure of the Group for business development and/or cost saving measures, including the provision of a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries, as well as to vary the required targets for subscriber, earnings, tangible net worth and debt service ratio. The maturity of the loans, amounts lent and interest provisions have not been altered.

(d)	Obligations under finance leases

At 31st December 2002, the Group’s finance lease liabilities were repayable as follows:

	2002	2001
	HK$’000	HK$’000

Minimum lease payments
Within one year	155	2,123
In the second year	—	209

	155	2,332
Future finance charges on finance leases	(17)	(174)

Present value of finance lease liabilities	138	2,158

The present value of finance lease liabilities is as follows:
Within one year	138	1,970
In the second year	—	188

	138	2,158

24	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of loss from operations to net cash inflow/(outflow) from operating activities

	2002	2001
	HK$’000	HK$’000

Loss from operations	(42,375)	(163,210)
Depreciation	256,393	265,102
Loss on disposals of fixed assets	377	1,126

Operating profit before working capital changes	214,395	103,018
Decrease/(increase) in inventories	10,453	(4,373)
Decrease in trade receivables, deposits, prepayments and other receivables	666	1,228
Decrease in trade payables, other payables and accrued charges	(13,852)	(75,538)
Decrease in subscriptions received in advance	(26,329)	(63,758)

Cash inflow/(outflow) from operations	185,333	(39,423)
Interest received	3,422	25,488
Interest paid	(58,307)	(72,990)
Interest element of finance lease payments	(129)	(413)
Other incidental borrowing costs paid	(976)	(1,017)

Net cash inflow/(outflow) from operating activities	129,343	(88,355)

(b)	Analysis of changes in financing during the year

		Long-term
		obligations
	Long-term	under finance
	loans	leases
	HK$’000	HK$’000

At 1st January 2001	794,998	8,085
Net cash outflow from financing	(43,543)	(5,927)

At 31st December 2001	751,455	2,158

At 1st January 2002	751,455	2,158
Net cash outflow from financing	(15,600)	(2,020)
Purchases of fixed assets by directly assuming long-term loans	49,461	—

At 31st December 2002	785,316	138

(c)	Major non-cash transactions

	2002	2001
	HK$’000	HK$’000

Purchases of fixed assets by directly assuming long-term vendor loans	49,461	—

25	DEFERRED TAXATION

Deferred tax are calculated in full on temporary differences under the liability method using a principal taxation rate of 16% (2001: 16%).

The potential deferred tax assets/(liabilities) not provided for as of 31st December 2002 and 2001 amount to:

	Group

	2002	2001
	HK$’000	HK$’000

Accelerated depreciation allowances	(102,991)	(113,160)
Tax losses	476,859	478,119
Other temporary differences	—	49

	373,868	365,008

Deferred income tax assets are recognised for tax loss carryforwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has net unrecognised tax losses of HK$2,327,444,000 (2001: HK$2,281,300,000) to carry forward against future taxable income. This tax loss has no expiry date.

26	CAPITAL COMMITMENTS

	Group

	2002	2001
	HK$’000	HK$’000

In respect of purchases of fixed assets:
— contracted but not provided for	53,898	118,044
— authorised but not contracted for	2,223	70,510

	56,121	188,554

The Company did not have any capital commitments as at 31st December 2002 (2001: Nil).

27	COMMITMENTS UNDER OPERATING LEASES

At 31st December 2002 and 2001, the Group had future aggregate minimum lease payments under noncancellable operating leases as follows:

	Group

	2002	2001
	HK$’000	HK$’000

In respect of land and buildings, including transmission sites:
Not later than one year	156,473	170,948
Later than one year and not later than five years	97,482	111,702
Later than five years	236	2,035

	254,191	284,685

In respect of leased lines:
Not later than one year	43,871	55,145
Later than one year and not later than five years	5,048	33,121

	48,919	88,266

	303,110	372,951

The Company did not have any commitments under operating leases as at 31st December 2002 (2001: Nil).

28	RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Group

	2002	2001
	HK$’000	HK$’000

International telecommunications service revenue received from a related company (note a)	—	6,564
Operating lease charges paid to related companies (note b)	(4,334)	(4,870)
Consulting service fees paid to a related company (note c)	(1,580)	(833)
Sales and marketing service fees paid to a beneficial shareholder (note d)	—	(910)

(a)	The Group entered into certain agreements based on normal commercial terms with a wholly-owned subsidiary of a related company, e-Kong Group Limited (“e-Kong’’), during the year ended 31st December 2000. Under these agreements the Group enabled the customers of e-Kong to make international calls by providing it interconnection to the Group’s international telecommunications service facility and referred the

Group’s subscribers of “1622” international telecommunications service to make international calls directly through a web site of e-Kong. Such arrangement was terminated effective from 26th September 2001 pursuant to a revised agreement entered on the same date.

Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks are directors of both the Company and e-Kong.

(b)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(c)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) during the year ended 31st December 2002, which provided various software development and consulting services to the Group.

Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks and Kuldeep Saran are directors of both the Company and Lifetree.

(d)	Distacom Communications Limited (“Distacom”), a beneficial shareholder of the Company, provided the Group with sales and marketing services for fees which were agreed based on the resources spent, expertise allocated and actual staff costs incurred by Distacom for providing these services.

Messrs. Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Simon Murray and Tak Sing Yip are directors of both the Company and Distacom.

29	SUBSIDIARIES

	Company

	2002	2001
	HK$’000	HK$’000

Unlisted shares at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(50,971)	(24,952)

	2,370,765	2,396,784

The loan to and the amounts due to the subsidiaries are unsecured, interest free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31st December 2002:

Name	Place of incorporation	Issued and fully paid up capital	Principal activities

Shares held directly
SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly
MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence

SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (“SCSSL”)	The PRC	US$1,500,000 (note below)	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which is operated in the PRC, are undertaken in Hong Kong.

Note:	SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up as at 31st December 2002.

30	APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 25th March 2003.

Information for US Investors

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from those in the United States (“US GAAP”). The significant differences relate principally to the following items and the adjustments considered necessary to restate loss for the year and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

(a)	Under both HK GAAP and US GAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are recognised for future tax consequences attributable to differences between the accounts’ carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HK GAAP, deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The unrecognised deferred tax asset is disclosed in the note to the accounts. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of the deferred tax asset unless it is more likely than not that such asset will be realised.

(b)	Under HK GAAP, connection fee revenue is recognised when received upon completion of activation services. Under US GAAP, connection fee of the mobile services, net of the direct incremental costs incurred, is deferred and recognised over the estimated customer service period, which is estimated based on the expected stabilised churn rate. Connection fee revenue for 2002 and 2001 amounted to HK$16,254,000 and HK$16,319,000, respectively, of which HK$10,788,000 and HK$10,390,000 was deferred at 31st December 2002 and 2001 respectively. Connection fee revenue of HK$8,910,000 deferred in 2001 has been credited to the consolidated profit and loss account during 2002.

(c)	Under HK GAAP, no compensation cost to employees is required to be recognised in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Group in connection with the share option schemes.

Under US GAAP, intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group’s employees. Accordingly, deferred compensation of HK$10,254,000 was recognised on options granted with an exercise price lower than the fair market value of the Company’s shares at the grant date. The deferred compensation is amortised over the three-year vesting period. Deferred compensation of HK$2,400,000 for the options forfeited is reversed to shareholders’ equity. No compensation is recognised for options which are granted with an exercise price equal to or greater than the fair market value of the Company’s shares at the grant date. For the year ended 31st December 2002, write-back of compensation costs of HK$111,000 were credited to the consolidated profit and loss account and debited to the deferred compensation. In 2001, compensation costs charged to consolidated profit and loss account and credited to the deferred compensation were HK$3,800,000 in respect of amortisation of the deferred compensation.

(d)	Under HK GAAP, the HK$250,000,000 which represents the annual fees for the first five years of the 3G Licence term is recorded as a prepayment with the licence fees charge prior to the launch of the 3G services being included in fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G Licence or the estimated useful lives of the fixed assets.

Under US GAAP, the amount paid for the 3G Licence fees is classified as an intangible asset which will be amortised commencing upon the launch of the 3G services over the remaining 3G Licence period or the estimated useful lives of the related 3G network assets, whichever is the shorter. The intangible asset is reviewed for impairment.

The following table summarises the effect on loss for the year of the differences between HK GAAP and US GAAP.

	For the year ended 31st December

	2002	2002	2001
	US$’000#	HK$’000	HK$’000

Loss for the year as reported under HK GAAP	(15,036)	(117,264)	(211,748)
US GAAP adjustments:
Deferred tax on accelerated depreciation allowances	1,304	10,169	24,459
Deferred tax assets on tax loss and others	(1,304)	(10,169)	(24,459)
Amortisation of net connection fees	(241)	(1,878)	(10,390)
Write-back/(charge) of compensation cost in respect of amortisation of deferred compensation for share options	14	111	(3,800)

Loss for the year under US GAAP	(15,263)	(119,031)	(225,938)

Basic loss per share under US GAAP	(0.5 cent)	(4.0 cents)	(7.6 cents)

Basic loss per ADS under US GAAP*	(US$0.5)	(HK$4.0)	(HK$7.6)

*	The ADS to share ratio was changed from 1: 30 to 1: 100 in July 2002. The comparative figure of 2001 has been restated to conform with 2002 presentation.

#	An exchange rate of US$1 = HK$7.7988 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$ at that or any other rate.

The following table summarises the effect on shareholders’ equity of the differences between HK GAAP and US GAAP.

	As at December 31

	2002	2002	2001
	US$’000#	HK$’000	HK$’000

Shareholders’ equity as reported under HK GAAP	86,005	670,732	787,996
US GAAP adjustments:
Deferred tax liabilities	(13,206)	(102,991)	(113,160)
Deferred tax assets	61,336	478,349	481,038
Valuation allowance	(48,130)	(375,358)	(367,878)
Deferred net connection fees	(241)	(1,878)	(10,390)
Share premium in respect of deferred compensation for share options	1,007	7,854	9,573
Deferred compensation not yet amortised for share options	(53)	(413)	(2,021)
Compensation cost in respect of amortisation of deferred compensation for share options	(954)	(7,441)	(7,552)

Shareholders’ equity under US GAAP	85,764	668,854	777,606

#	An exchange rate of US$1 = HK$7.7988 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$ at that or any other rate.

Financial Summary

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31st December

	2002	2001	2000	1999	1998
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover	1,342,690	1,422,393	1,450,393	1,025,361	557,311

Loss for the year	(117,264)	(211,748)	(466,568)	(923,927)	(802,927)

Basic loss per share	(3.9 cents)	(7.1 cents)	(16.4 cents)	(40.2 cents)	(34.9 cents)

CONSOLIDATED BALANCE SHEET

	As at 31st December

	2002	2001	2000	1999	1998
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

		(restated)
Total assets	1,810,843	1,936,177	2,375,272	1,704,228	1,481,688
Total liabilities	(1,140,111)	(1,148,181)	(1,375,528)	(2,661,339)	(1,514,873)

Shareholders’ equity/(deficit)	670,732	787,996	999,744	(957,111)	(33,185)

Note:

The Company was incorporated in the Cayman Islands on 24th November 1999 and became the holding company of the companies now comprising the Group on 24th February 2000. The above financial summary of the results of the Group for the year ended 31st December 2000, 1999, 1998, and of the assets and liabilities of the Group as at 31st December 1999 and 1998, is prepared based on the audited accounts of the companies now comprising the Group as if the current group structure had been in existence throughout each year presented.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)

RESIGNATION OF DIRECTOR

     The Board of Directors of SUNDAY Communications Limited (the “Company”) announces that Mr. Tak Sing Yip has resigned as a Non-executive Director of the Company with effect from 28th March 2003.

     The Board would like to express its sincere gratitude to Mr. Yip for his valuable contribution to the Company during the tenure of his service.

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 31st March 2003

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the “Company”) will be held at JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 22nd May 2003 at 11:30 a.m. for the following purposes:

As ordinary business:

1.	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2002.

2.	To authorise the Board of Directors to fix the remuneration of the Directors.

3.	To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, or (iii) an issue of shares under the Company’s employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i)	20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

(ii)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

“Rights Issue” means an offer of shares of the Company open for a period fixed by the Company or by the Directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting.”

6.	“THAT conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 22nd April 2003

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2.	In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong Branch Registrar of the Company, Computershare Hong Kong Investor Services Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.

3.	With regard to resolution no. 4, the Directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option schemes of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

4.	With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought. An explanatory statement (as required by the Listing Rules) is set out in the Appendix of the document containing this notice.

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Richard John Siemens (Co-Chairman)
Edward Wai Sun Cheng (Co-Chairman)
William Bruce Hicks (Group Managing Director)
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors:
Craig Edward Ehrlich
Peter Kin Ngok Lam
Henry Michael Pearson Miles *
Simon Murray
Robert John Richard Owen *
Hongqing Zheng
Registered office:
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

Principal place of business:
13th Floor, Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong

*	Independent Non-executive Directors

22nd April 2003

To the shareholders

Dear Sir/Madam,

GENERAL MANDATES TO REPURCHASE SHARES
AND ISSUE NEW SHARES

INTRODUCTION

At the annual general meeting of SUNDAY Communications Limited (the “Company”) held on 22nd May 2002, ordinary resolutions were passed giving general mandates to the Board of Directors (the “Directors”) to allot, issue and deal with unissued shares and to repurchase shares of the Company, subject to certain specified limits.

The Directors believe that re-granting of the general mandates is in the interests of the Company and its shareholders and accordingly, ordinary resolutions will be proposed at the annual general meeting to be held on 22nd May 2003 (“Annual General Meeting”) to (i) grant a general mandate to the Directors to exercise the powers of the Company to allot, issue and deal with additional shares up to a maximum of 20 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution and (ii) grant a general mandate to the Directors to repurchase fully-paid up shares of the Company up to a maximum of 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution (the “Repurchase Mandate”) and (iii) enable the Directors to issue, under the general mandate to issue additional shares referred to in item (i) above, an additional number of shares representing that number of shares repurchased under the Repurchase Mandate.

IMPORTANT

Shareholders should refer to the explanatory statement contained in the Appendix of this circular, which sets out further information in relation to the Repurchase Mandate.

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 6 to 8 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed to approve, inter alia, the Repurchase Mandate.

PROXY

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not they intend to attend the meeting, shareholders are requested to complete and return the form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 1901-5, 19/F., Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Annual General Meeting should shareholders so desire.

RECOMMENDATION

The Directors consider that the proposed general mandates are in the best interests of the Company and its shareholders and recommend that shareholders vote in favour of the resolutions.

On behalf of the Board William Bruce Hicks Group Managing Director

This Circular is available (in both English and Chinese) in electronic form on the Company’s website at www.sunday.com. You may at any time choose to receive the Circular either in printed form or using electronic means.

If you have already chosen to rely on the version of the Circular posted on the Company’s website and have difficulty in having access to the document, you will, promptly upon written request, be sent the Circular in printed form free of charge. Please send your request to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX	EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) by a company whose primary listing is on the Stock Exchange. This Explanatory Statement contains all the information reasonably necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the above ordinary resolutions. When used below, “Shares” means ordinary shares of HK$0.10 each in the capital of the Company which are issued and fully paid up.

(1)	Shareholders’ approval

The Listing Rules provide that all share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(2)	Share capital

As at 17th April 2003, being the latest practicable date prior to printing of this circular (“Latest Practicable Date”), the Company had in issue an aggregate of 2,990,000,000 Shares. An exercise in full of the mandate, on the basis that no further shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 299,000,000 Shares being repurchased by the Company during the course of the period prior to the next Annual General Meeting.

(3)	Reason for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

(4)	Source of funds

Any repurchases would be funded out of funds legally available for the purpose in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of the Cayman Islands. The Company may not repurchase its own Shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(5)	Impact on the working capital or gearing position of the Company

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December 2002) in the event that the Repurchase Mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX	EXPLANATORY STATEMENT

(6)	General information

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase shares in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). In certain circumstances, a shareholder or a group of shareholders acting in concert could, as a result of such increase, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Distacom Communications Limited (“Distacom”) was indirectly interested in 1,380,000,000 Shares which constituted approximately 46.2 per cent. of the issued share capital of the Company. Were the Repurchase Mandate to be exercised in full, which is considered to be unlikely in the current circumstances, Distacom would (assuming that there is no change in relevant facts and circumstances) hold approximately 51.3 per cent. of the the issued share capital of the Company. To the best knowledge and belief of the Directors, such increase would give rise to an obligation to make a mandatory offer under the Takeovers Code. The Directors have no intention to repurchase the Shares to the extent that it will trigger the obligations under the Takeovers Code to make a mandatory offer.

Save as aforesaid, the Directors are not presently aware of any consequences which would arise under the Takeovers Code as a result of any repurchases pursuant to the Repurchase Mandate.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Mandate is approved by shareholders of the Company.

APPENDIX	EXPLANATORY STATEMENT

(7)	Share prices

The highest and lowest traded prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Share Prices

Year	Month	Highest	Lowest

		HK$	HK$
2002	April	0.275	0.219
	May	0.265	0.218
	June	0.244	0.186
	July	0.192	0.105
	August	0.124	0.090
	September	0.136	0.100
	October	0.130	0.079
	November	0.154	0.110
	December	0.160	0.123
2003	January	0.200	0.125
	February	0.209	0.158
	March	0.172	0.139

(8)	Repurchases of Shares made by the Company

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

NOTICE OF ANNUAL GENERAL MEETING

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUNDAY Communications Limited (the “Company”) will be held at JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 22nd May 2003 at 11:30 a.m. for the following purposes:

As ordinary business:

1.	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2002.

2.	To authorise the Board of Directors to fix the remuneration of the Directors.

3.	To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

And as special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares in the Company) which would or might require the exercise of such power after the expiry of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, or (iii) an issue of shares under the Company’s employee share option scheme or similar arrangement for the time being and from time to time adopted, or (iv) an issue of shares as scrip dividend pursuant to the Articles of Association of the Company, shall not exceed the aggregate of:

(i)	20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; plus

NOTICE OF ANNUAL GENERAL MEETING

(ii)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution); and the said approval shall be limited accordingly;

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

“Rights Issue” means an offer of shares of the Company open for a period fixed by the Company or by the Directors of the Company to the holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” shall have the same meaning as those ascribed to it under paragraph (d) of the resolution no. 4 in the notice convening this meeting.”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT conditional upon the passing of the resolutions no. 4 and 5 set out in the notice convening this meeting, the general mandate granted to the Directors pursuant to paragraph (a) of the resolution no. 4 shall be extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted in resolution no. 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 22nd April 2003

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2.	In order to be valid, the completed form of proxy, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and depositing of the form of proxy will not preclude the member from attending the meeting and voting in person, if he/she so wishes. In the event that a member attends the meeting, his/her form of proxy will be deemed to have been revoked.

3.	With regard to resolution no. 4, the Directors wish to state that, currently, they have no plans to issue any additional new shares of the Company other than shares to be issued upon exercise the subscription rights pursuant to the employee share option scheme of the Company. The present general mandate given by the members pursuant to the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

4.	With regard to resolution no. 5, the general mandate given by members pursuant to the provisions of the Listing Rules and the Hong Kong Code on Share Repurchases expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought. An explanatory statement (as required by the Listing Rules) is set out in the Appendix of the document containing this notice.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By:	/s/ Janet Ching Man Fung Name: Janet Ching Man Fung Title: Company Secretary

Date: May 13, 2003